Exhibit 99.2

ANOORAQ RESOURCES CORPORATION

TECHNICAL REPORT

PRELIMINARY ASSESSMENT

BOIKGANTSHO JOINT VENTURE

NORTHERN LIMB, BUSHVELD IGNEOUS COMPLEX

NORTHERN PROVINCE

REPUBLIC OF SOUTH AFRICA

Latitude 23° 54’ South

Longitude 28° 52’ East

T. Tulp, AusIMM

D.M. Stone, P.Eng.

D. Reeves, AusIMM

G.J. van der Heever, Pr.Sci.Nat.

March 2005

TABLE OF CONTENTS

EXECUTIVE SUMMARY		5
	Location	5
	Property Description	5
	Access and Infrastructure	5
	Environment	5
	History	5
	Geology and Mineralization	5
	Mineral Processing and Metallurgical Testing	6
	Resource Estimation	7
	Preliminary Assessment	8
	Conclusions	11
	Recommendations	11

1.	INTRODUCTION AND TERMS OF REFERENCE	12

2.	DISCLAIMER	13

3.	PROPERTY LOCATION AND DESCRIPTION	14
	3.1. Location	14
	3.2. Current South African Minerals Legislation	15
	3.3. Mineral Rights	16
	3.4. Option Agreements	18
	3.5. Prospecting Permits	18
	3.6. Surface Rights	18
	3.7. Environmental	18

4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	19
	4.1. Access	19
	4.2. Climate	19
	4.3. Local Resources and Infrastructure	19
	4.4. Physiography	19

5.	HISTORY	20
	5.1. Exploration History	20
	5.2. Engineering Studies	20

6.	GEOLOGICAL SETTING	20

7.	DEPOSIT TYPES	21

8.	LOCAL GEOLOGY AND MINERALIZATION	21
	8.1. Overview	21
	8.2. Mineralization	21
	8.3. Weathered Horizons	22

9.	EXPLORATION	23

10.	DRILLING	23
	10.1. Procedures	27
	10.2. Surveying	27
	10.3. Collar Co-ordinates	27

11.	SAMPLING METHOD AND APPROACH	28

12.	SAMPLE PREPARATION, ANALYSIS AND SECURITY	29
	12.1. Sample Preparation	29
	12.2. Sample Analysis	30
	12.2.1. Platinum,Palladium, Rhodium and Gold Analysis	30

	12.2.2. Multi-Element (ICP) Analysis	30
	12.2.3. Conversion Factors	31
	12.3. Security	31
	12.3.1. Quality Assuranceand Quality Control	31
	12.3.2. Standards	32
	12.4. Summary	33

13.	DATA VERIFICATION	33

14.	ADJACENT PROPERTIES	34
	14.1. Sandsloot	34

15.	MINERAL PROCESSING AND METALLURGICAL TESTING	34

16.	MINERAL RESOURCE ESTIMATES	35
	16.1. Overview	35
	16.2. Results	36
	16.3. Supplementary information	38
	16.4. Conclusions	38

17.	OTHER RELEVANT DATA AND INFORMATION - PRELIMINARY ASSESSMENT	39
	17.1. Overview	39
	17.2. Economic Assumptions	39
	17.3. Mining	39
	17.4. Metallurgy and Mineral Processing	46
	17.5. Environmental Aspects	56
	17.6. Mine Infrastructure	57
	17.7. Community Issues	57
	17.8. Capital Costs	58
	17.9. Operating Costs	59
	17.10. Financial Analysis	60
	17.11. Sensitivity Analysis	61
	17.12. Pre-Feasibility Study	62

18.	INTERPRETATION AND CONCLUSIONS	62

19.	RECOMMENDATIONS	64

20.	REFERENCES	66

21.	DATE	67

22.	CERTIFICATES	67

LIST OF APPENDICES
Appendix 1. Details of Resource Estimation	at end

EXECUTIVE SUMMARY

Location

The Drenthe and Overysel North deposits are located on the Drenthe and Witrivier farms and the northern portion of the Overysel farm, on the Northern Limb of the Bushveld Intrusive Complex. These properties are situated near the town of Mokopane in the Republic of South Africa, approximately 275 kilometres northeast of Johannesburg.

The Bushveld Complex is the world’s largest layered mafic intrusive complex and is host to the worlds most significant platinum group metals (PGM) resources. On an adjacent property on Northern Limb of the Bushveld, there is a large PGM surface mining operation called Sandsloot as well as several other extensively explored PGM deposits.

Property Description

The property comprises all or parts of the three farms, totalling approximately 3,700 hectares. These three farms are being explored under the Boikgantsho Platinum Mine Joint Venture (the Boikgantsho JV) between a subsidiary of Anooraq Resources Corporation (Anooraq) and a subsidiary of Anglo American Platinum Corporation Limited (Anglo Platinum).

Access and Infrastructure

The area is well serviced by the cities of Mokopane and Polokwane, which together provide the infrastructure for the substantial platinum group metal mining industry in the district. Highways and railways from Johannesburg service the region.

Environment

The Boikgantsho JV project site and surrounding areas have never been developed and are largely undisturbed. There have been no previous mining, commercial or industrial activities on the project site; hence, there are no known environmental liabilities associated with the project.

History

Prior to Anooraq’s work, exploration in the Boikgantsho JV area had been sporadic, even though historic drill holes had identified PGM mineralization on the Drenthe farm. In 2000, Anooraq drilled 35 diamond drill holes, totalling 6,762 metres, on farms Drenthe and Witrivier that partially defined a substantial area of PGM mineralization. In 2002, Anooraq completed an additional 769 metres of drilling in 3 drill holes and in 2003, an additional 2,383 metres in 12 drill holes. In 2004, a major multi-rig drill program was initiated and to mid September, when the database for the resource estimate was provided and on which this Preliminary Assessment is based, 24,896 metres from 122 holes (to PR-173) had been drilled and analysed. Drilling continued to mid December.

Geology and Mineralization

The property is situated on the northern limb of the Bushveld Complex, which is both the world’s largest layered intrusive complex and host to the world’s greatest resources of PGM.

The broad stratigraphy of the layered sequence within the Northern limb, including the Platreef, can be correlated with the other limbs of the Bushveld Complex. Analyses of pyroxenes from the Platreef suggest that it is stratigraphically equivalent to the Merensky Reef of the normal Bushveld succession. The Platreef pyroxenite unit, ranging up to 250 metres in thickness, is thought to occur along a northerly trend through most of the property. PGM mineralization is associated with pyrrhotite, chalcopyrite and pentlandite variably distributed through the Platreef pyroxenites over thicknesses ranging to 100 or more metres. On the adjoining property held by a subsidiary of Anglo Platinum, deposits in the Platreef unit host 673.9 million tonnes in resources and reserves, containing approximately 54.2 million ounces of platinum, palladium, rhodium and gold (4PGM), and produce approximately 400,000 ounces of 4PGM annually (2003 Annual Report).

Anooraq’s drilling programs in 2000-2003 established a mineralized corridor extending from the southern boundary of farm Drenthe northward for approximately 2,100 metres. On the southern part of Drenthe, the mineralized corridor exceeds 250 metres in width and PGM concentrations throughout the corridor are in the range 0.5 -2.5 g/t 4PGM (platinum, palladium rhodium and gold) over 10-20 metres.

Drilling in 2004 on the Drenthe and Witrivier farms and the northern portion of the Overysel farm have traced mineralization for 6.0 kilometres along the Platreef horizon, expanding the Drenthe deposit and outlining a new deposit called Overysel North (Figure 1). Using >1 g/t 3PGM (platinum, palladium and gold) as mineralized, on Overysel and southern Drenthe there is generally a single mineralized layer 15-20 metres thick. On the central and northern parts of the Drenthe farm, the mineralization >1.0 g/t 3PGM tend to be in thicker, semi-continuous “layers” that are typically 15-20 metres in thickness. There are also large areas where there are multiple layers; in places these coalesce, reaching thicknesses of 40-50 metres of >1.0 g/t 3PGM.

As shown, the Overysel North deposit occurs in two segments, to the northwest and the southeast of a north-easterly trending fault. Segment 1 is located to the northwest and segment to the south east of the fault.

Figure 1 Location of Drenthe and Overysel North Deposits

This Preliminary Assessment is based on an estimate of the mineral resources in the Drenthe and Overysel North deposits outlined by drilling to mid September 2004.

Mineral Processing and Metallurgical Testing

Metallurgical and mineralogical investigations are currently underway on drill cores from the Drenthe and Overysel North farms. The principal metallurgical consultant for this testwork is Mintek Laboratories of Johannesburg, South Africa. Mintek has extensive experience in laboratory testing of platinum ores from the Platreef, Merensky and UG2 reefs in the Bushveld Complex and is seen as a world leader, providing cutting edge work in the platinum industry.

The metallurgical investigations are being overseen by Dowding Reynard and Associates (DRA) Pty Limited of Johannesburg, Republic of South Africa (RSA). DRA is the most experienced process consultant in the platinum industry in South Africa having designed, built and commissioned the majority of platinum concentrators built in the RSA in the past 5 years.

Resource Estimation

Resource estimates of the Drenthe and Overysel North deposits were prepared by GeoLogix (Pty) Ltd. The geology model was developed by wireframing 171 drill hole intersections to create a digital envelope of the deposit. Waste (diabase dykes and other non-mineralized material) wireframes were also created to ensure exclusion of these materials from the volume of mineralized material. Other wireframe surfaces and solids include the topography, basement rocks and weathering zones.

The wireframes of mineralized material were subsequently unfilled with initially empty (prototype) blocks measuring 50 metres x 10 metres x 5 metres (X, Y and Z, respectively) to best fit the orientation of the Platreef. The metal content of each block was then estimated using the ordinary kriging method.

The resources were classified as indicated and inferred using the variogram range developed from the drill hole data (a variogram is a graph which describes the variance of the samples in a deposit as a function of distance). The range for indicated resources is up to 133 metres from a drill hole, and for inferred resources is up to 266 metres. No estimate was made for a range of greater than 266 metres.

All drill holes and associated data were verified and only valid drill holes were used during the resource estimation process. Indicated and inferred resources for the Drenthe and Overysel North deposits announced in November 2004 and described in December 2004 technical report at a US$20 Gross Metal Value per tonne (GMV/t)1 cut-off are shown in Table 1a.

Table 1a. Summary of Mineral Resources

Drenthe and Overysel deposits at US$20GMV/t cut-off

Deposit	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGM (g/t)	% Ni	% Cu	Contained Ounces PGM
DRENTHE
	Indicated	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09	5,309,000
	Inferred	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09	3,315,000
OVERYSEL NORTH
Segment 1	Indicated	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05	501,000
	Inferred	1,750,000	0.59	0.85	0.09	1.52	0.08	0.05	86,000
Segment 2	Indicated	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06	1,839,000
	Inferred	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07	723,000
TOTAL
	Indicated	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08	7,649,000
	Inferred	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09	4,124,000

The total resources in the indicated and inferred categories in the two deposits at various cut-offs are shown in Table 1b.

Table 1b. Total Mineral Resources in Indicated and Inferred categories – Both deposits

Weathered and Unweathered Resources
GMV(US$)/t Cut-off	Tonnes	Pt g/t	Pd g/t	Au g/t	3PGM g/t	Ni %	Cu %
TOTAL INDICATED
10	386,294,500	0.38	0.47	0.06	0.91	0.09	0.06
15	259,919,000	0.48	0.58	0.08	1.14	0.11	0.07
20	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08
25	120,031,000	0.65	0.78	0.11	1.55	0.14	0.09
30	77,907,500	0.75	0.89	0.12	1.75	0.16	0.10
TOTAL INFERRED
10	253,390,000	0.32	0.40	0.06	0.78	0.10	0.06
15	159,357,750	0.42	0.52	0.07	1.02	0.12	0.07
20	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09
25	69,270,500	0.60	0.72	0.10	1.42	0.16	0.10
30	45,460,500	0.68	0.80	0.11	1.59	0.17	0.11

[1]

GMV is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices: Pt - US$650/oz; Pd - US$250/oz; Au - US$375/oz; Ni - US$4/lb; Cu - US$1/lb. Independent qualified person for the resource estimate is G.J. van der Heever, Pr.Sci.Nat.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. This mineral resource estimate does not imply that all of these resources are economically mineable.

Preliminary Assessment

This preliminary assessment report is an update to a December 2003 report by RSG Global. The RSG report was based on a July 2003 resource estimate of the Drenthe deposit only. This document is based on significantly improved and expanded resources, including both the Drenthe and Overysel North deposits, and updated capital and operating costs.

As the preliminary assessment is conceptual in nature and based, in part, on inferred resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized.

This preliminary assessment examines the potential returns from open pit mining in two pits of known resources on the Drenthe and the northern part of the Overysel farms. A mill throughput of 5 million tonnes per year (15,000 tonnes per day) was selected for this study.

Whittle 4D, an open pit modelling software program, was used to produce an economic pit shell and outline an in-pit resource of 256 million tonnes grading 0.43 g/t Pt, 0.52 g/t Pd, 0.08 g/t Au, 0.11% Ni and 0.07% Cu at a US$10.50/tonne cut-off. This pit was then capped for a mine life of 32 years to constrain a resource of 160 million tonnes grading 0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au, 0.12% Ni and 0.08% Cu. This resource formed the basis of the preliminary assessment herein.

The cash flow inputs and financial results are summarised below.

Table 2. Key Parameters and Financial Highlights

In-Pit Resources (constrained to 32-year pit)
Ore	tonnes	160 million
Waste	tonnes	274 million
Cut-off Grade	GMV/t	Approx. 10.50
Strip Ratio	Waste:ore	1.7:1
Processing rate	t/yr	5 million

Average Grades (Life of Mine)
Pt	g/t	0.44
Pd	g/t	0.53
Au	g/t	0.08
Ni	kg/t	1.21
Cu	kg/t	0.83

Metal Produced in Concentrate (Annually)
Pt	oz	53,300
Pd	oz	63,400
Au	oz	9,900
Ni	lbs	9,998,000
Cu	lbs	7,250,000

The estimated operating and capital costs for the open pit mine and conventional milling operation are:

Operating Cost Summary
Mining	US$/t	3.84
Environmental/Reclamation	US$/t	0.14
Processing	US$/t	5.36
Administration	US$/t	0.18
Total	US$/t	9.52

Capital Cost Summary
Mining Pre-production	US$	12.8 million
Plant and Infrastructure	US$	135.0 million
Socio-Economics	US$	5.0 million
Total	US$	152.8 million

For the base case, expected long term metal prices (Pt - US$650/oz, Pd - US$250/oz, Au - US$375/oz, Ni - US$4.00/lb, Cu - US$1.00/lb) and a foreign exchange ratio (Forex) of ZAR:US$ of 7:1 were used for the pit optimization and cashflow projections. Highlights of the financial results are tabulated below:

Financial Results (constrained to 32-year pit) – Base Case
Net Revenues	US$/t milled	14.88
NPV – 5% discount	US$	300.5 million
NPV – 10% discount	US$	138.8 million
IRR		25%
Project payback		3 yr, 3 mo.
All-in cash costs per Pt-eq oz in concentrate	US$	337
Net Cash flow – 32 years	US$	715.2 million

**	Pt-equivalent ounces are calculated by converting all metal values to a gross metal value, at the metal prices above, and then dividing by the price of platinum.
***	NPV and IRR are calculated on a pre-tax and royalty basis

A pit optimization and cashflow using a Forex of ZAR:US$ of 6:1 and at metal prices valid at the time of writing this report (Pt - US$850/oz, Pd - US$180/oz, Au - US$400/oz, Ni - US$6.60/lb, Cu - US$1.40/lb) were also generated. Highlights from that analysis are tabulated below:

Financial Results (constrained to 32-year pit) - Current Metal Prices
Net Revenues	US$/t milled	19.64
NPV – 5% discount	US$	576.7 million
NPV – 10% discount	US$	293.3 million
IRR		35%
Project payback		2 yr, 4 mo.
All-in cash costs per Pt-eq oz in concentrate	US$	365
Net Cash flow – 32 years	US$	1.28 billion

Conclusions

Significant advances have been made with regard to the Boikgantsho JV project since the December 2003 Preliminary Assessment by RSG Global. More specifically:

1)	The drilling database has been expanded four fold with over 45 kilometres of drilling now completed, as opposed to the 10 kilometres on which the RSG study was based. This drilling includes both infill holes aimed at increasing the confidence of the known resources, as well as step-out holes aimed at adding new resources.

2)	Advances concerning engineering aspects of the project include:

•	Three stages of mineralogical investigations that included PGM searches, modal analyses and thin section optical mineralogy work.

•	Two stages of metallurgical testwork aimed at process flowsheet design including communition work, rougher and cleaner testwork.

•	Mineralogical analysis of rougher concentrates and rougher tailings to examine metal occurrences and losses in these products.

•	Preparation of a scoping level process flowsheet including equipment selection and sizing, general layouts, capital and operating costs, and a process description.

•	Completion of a preliminary analysis of infrastructure needs.

•	Completion of a preliminary mine plan and production schedule.

•	Completion of a preliminary cash flow and an examination of the financial returns.

Recommendations

It is recommended that the project advance to a pre-feasibility stage with:

1.	Additional infill drilling to bring inferred resources to an indicated category.

2.	Geotechnical drilling and analyses to define and optimize pit wall angles on the hangingwall.

3.	Continued metallurgical test work to refine the process flowsheet and to maximize project returns through increased metal recoveries at favourable concentrate grades.

4.	Better definition of the downstream processing of concentrates from the project.

5.	Structural geological modelling of the resource.

6.	Environmental baseline monitoring.

7.	Environmental studies, including evaluations of the acid generating potential of the tailings and waste rock.

8.	Groundwater and surface water studies.

9.	Detailed infrastructure studies.

10.	Detailed site layouts for project facilities.

11.	Geotechnical design of the major ancillary facilities such as the tailings storage area and rock waste disposal areas.

12.	An updated block model and resource estimate.

13.	An updated mine plan complete with production ramps, push back schedules, stockpile schedules, and waste/ore balancing.

14.	An updated production schedule and cash flow analysis.

15.	Community discussions for socio-economic planning.

1.	INTRODUCTION AND TERMS OF REFERENCE

In 1999, Anooraq Resources Corporation acquired an interest in Plateau Resources Ltd. (Plateau) and the Platreef project. In 2000, Anooraq, through Plateau, completed 6,758 metres in 35 holes of diamond drilling on the Drenthe and Witrivier farms, situated in the Northern Province of the Republic of South Africa. The objectives of the program were a) to follow-up on significant PGM intersections returned in an eight-hole drill program completed by Plateau in 1998 on the southern portion of the farm Drenthe by drilling 20 holes and b) to begin testing the remaining 11 kilometres of prospective geology along strike towards the north. Fifteen drill holes at 200 metre intervals were completed. In 2002, Anooraq drilled one additional hole to substantiate favourable results from the 2000 reconnaissance drilling program and two holes to further explore for the Platreef unit farther to the north. In 2003, an additional 2,383 metres in 12 drill holes were completed.

In late 2003, Anooraq entered into the Boikgantsho JV with the Anglo American Platinum Corporation to explore and develop the PGM mineralization on the Drenthe and Witrivier farms, as well as the northern portion of the adjacent Overysel farm. In 2004, a major multi-rig drill program was completed and by mid September, 24,896 metres of drilling in 122 holes were drilled and analysed, expanding the Drenthe deposit and also outlining the Overysel North deposit. This program has resulted in drill holes spaced at 100 metres along lines 100 metres apart over the property area with a large portion drilled off at spacings of 50 metres along lines 100 metres apart.

The Drenthe and Overysel North Deposits are located on the Northern limb of the Bushveld Mafic Intrusive Complex near the town of Mokopane. The Drenthe deposit was outlined by drilling completed from 1998-2004 and the Overysel North deposit was discovered by drilling in 2004. GeoLogix (Pty) Ltd. of South Africa carried out resource estimates for the deposits based on drilling to mid September 2004.

This report describes scoping level engineering studies and a Preliminary Assessment, based on the 2004 resource estimate by GeoLogix, and was compiled for Anooraq Resources Corporation. As the preliminary assessment is conceptual in nature and is based, in part, on inferred resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized.

The authors for this investigation are:

Mr David Reeves, Member, AusIMM, a mining engineer and a consultant to Anooraq. Mr Reeves, a Qualified Person who has visited the Boikgantsho JV project site on a number of occasions over the past year, is not independent.

Mr Tom Tulp, Member AusIMM, an independent Qualified Person, is a Mining Consultant with Hatch Associates in Perth, Australia. Mr. Tulp has never visited the Boikgantsho project site.

In preparing this report, the authors have included extensive material from the 2004 resource estimation described in a document entitled ‘Technical Report on the Resource Estimate, Boikgantsho Joint Venture, Northern Limb, Bushveld Intrusive Complex, Limpopo Province, Republic of South Africa,’ by G.J. van der Heever, GeoLogix (Pty) Ltd., dated December 22, 2004 and filed on SEDAR. Additional information from the resource estimate has been provided for this study, consequently Mr

G.J. van der Heever, Pr.Sci.Nat., is the Qualified Person for that portion of this report. Mr van der Heever and his colleague, David Briggs of GeoLogix, visited the Platreef project site in June 17-18, 2003, and again on December 1 – 2, 2003 to conduct a field review and gain familiarity with the site in relation to regional development and geology. Regular site visits have been undertaken during 2004.

Dr David Stone, P.Eng. (B.C.),an independant Qualified Person and consultant to Anooraq. Dr Stone is a mining engineer employed by Minefill Services, Inc. of Bothell, Washington. Dr Stone has visited the Boikgantsho JV project site on a number of occasions, most recently on February 3, 2005.

Engineering reports prepared by consultants to Anooraq have also been incorporated and such material includes an analysis of metallurgical plant design by Dowding, Reynard and Associates (DRA), as well as documentation provided by Mintek Laboratories, who are responsible for all the mineralogical and metallurgical testing.

Anooraq provided the information on mineral tenure.

2.	DISCLAIMER

As mentioned in the foregoing paragraphs, the authors have relied upon material prepared by others. The principal study reports were as follows:

•

Mintek Laboratories, 2004, Mineralogical investigation of the base-metal sulphides and platinum-group minerals in flotation products of Anooraq’s Platreef Project, Republic of South Africa. Prepared for Anooraq Resources Corporation. Draft Internal Report.

•	Mintek Laboratories, 2004, Process Flowsheet Development for the Drenthe Platreef Project, Republic of South Africa. Prepared for Anooraq Resources Corporation. Internal Report.

•	Mintek Laboratories, Feb. 2004, Characterization of Platreef Samples for Anooraq’s Platreef Project, Republic of South Africa. Prepared for Anooraq Resources Corporation. Internal Report.

•	Downing Reynard and Associates, 2005, Interim Scoping Report on Anooraq’s Platreef Project, Republic of South Africa. Prepared for Anooraq Resources Corporation. Draft Internal Report.

Information on mineral tenure and exploration history were supplied by the Company and its South African consultant on community and land issues, Allan Saad, M.Sc., Pr.Sci.Nat. This information was relied upon without extensive inquiry and review. The authors, therefore, make no particular representation to the degree of accuracy of that information and do not bear any liability thereto.

3.	PROPERTY LOCATION AND DESCRIPTION

3.1.	Location

The 3,700 hectare Boikgantsho JV Property is situated in the Limpopo Province of the Republic of South Africa (RSA or South Africa) some 275 kilometres north-northeast of Johannesburg (Figure 2). Located at latitude 23°54’ South and longitude 28°52’ East, the project comprises portions of three farms, which are the form of mineral holdings in South Africa.

Figure 2 Property Location

3.2.	Current South African Minerals Legislation

The Mineral and Petroleum Resources Development Act, 2002 was promulgated on May 01, 2004 and currently governs South African Minerals Legislation. The Act replaces the Minerals Act 50 of 1991 and allows for the transfer of all ‘unused old order rights’ to the State. There is a period of two years after promulgation of the Bill to convert these ‘old order prospecting rights’ to ‘new order’ prospecting or mining rights. Security of tenure will thereafter be guaranteed for a period of 5 years with respect to prospecting rights, and 30 years with respect to mining rights. The current rights optioned and permitted by the Company are classified as ‘old order prospecting rights’.

The conversion of ‘Old Order Prospecting Rights’ to ‘New Order Prospecting Rights’ is dependent on two preconditions, namely:

•	Involvement of a Black Economic Empowerment (BEE) contingent; and

•	Payment of a prospecting fee to the State, followed by a royalty in the event of mining.

Through a transaction with Pelawan Investments (Proprietary) Limited completed in October 2004, Anooraq became a BEE entity, meeting the most critical requirement for conversions of prospecting rights. Anooraq is the first BEE group listed on a North American Stock Exchange.

Current State prospecting fees range from R3.00/hectare in year 1 to R7.00/hectare in year 5. Current State royalties on precious metals are 1% of gross revenue. These amounts will become payable to the State upon conversion of ‘old order’ rights to ‘new order’ rights, and do not take existing commitments towards current mineral rights holders into account.

Under the Minerals Act 50 of 1991, in order to conduct exploration work, on private or State land, a ‘Prospecting Permit’ was required. Under the new legislation a valid prospecting permit over a farm means that the mineral rights held are classified as ‘old order prospecting rights’. Prospecting permits are issued by the State controlled Department of Minerals and Energy (DME). Usually, Prospecting Permits are renewed at the start of each exploration program (not unlike Notice of Work Applications in British Columbia). In order to apply for a Prospecting Permit the following items must be submitted to the DME:

•	a copy of the Notarial Prospecting Contract and Option Agreement;

•	a work proposal;

•	an environmental restoration plan and rehabilitation deposit;

•	a financial guarantee for rehabilitation purposes;

•	proof of financial resources and the ability to mine;

•

proof that proper written notice of the application was given to interested and affected parties concerned, in which it is stated that the particulars of the application are available at the offices of the Director: Mineral Development for inspection and that they may comment in writing thereon within a reasonable time as stated in the notice;

•	comments on any written objections raised by the interested and affected parties;

•	an indication of the period required for prospecting (usually stated in the Notarial Prospecting and Option Agreement);

•	a signed Prospecting Permit Application Form;

•	a R20.00 non-refundable filing fee; and

•	maps outlining the area of exploration interest.

3.3.	Mineral Rights

The Boikgantsho J V mineral rights for the farm Drenthe were originally held by the Lebowa Minerals Trust (LMT), which was abolished by the Abolition of the Lebowa Mineral Trust Act, 2000 that was enacted on September 30, 2001. The Act ceded all rights held by the LMT to the Department of Minerals and Energy of the Republic of South Africa. Currently, mineral rights for farms Drenthe and Witrivier are under option from the DME and the northern portion of the Overysel farm is privately held. Anooraq Resources Corporation (Anooraq), through its 100% owned South African subsidiary Plateau Resources (Pty) Ltd (Plateau), has entered into ‘Notarial Prospecting and Option Agreements’ with the mineral rights owners. A summary of the mineral rights ownership for the farms is provided below in Table 3. The reader is also referred to the property map (Figure 3), showing the mineralized areas in relation to the property boundaries. All the boundaries of the farms have been surveyed.

Table 3 Land Tenure

Owner	Farm Name	Portion	Area (hectares)
DME	Witrivier 777 LR	1	767.42
DME	Witrivier 777 LR	Re	788.97
DME	Drenthe 778 LR	All	1,538.30
PRIVATE	Overysel 815 LR	% of All	637.57

			3,732.26

N
Gibeon
Chlun
Swerwerskraal
Hamburg
Elandsfontein
Dorstland
Malokongskop
Dorstland
Noord Holland
Boikgantsho J V Property
Witrivier
Drenthe
Overysel
Overysel
Zwartfontein North
Zwartfontein
Anglo Platinum Property
Zwartfontein South
Vaalkop
Sandsloot
Sandsloot
Tweefontein
Tweefontein North
Rietfontein
Tweefontein Hill
Rietfontein
5 km
Turfspruit
Macalacaskop
Mokopane
GEOLOGY
Anooraq Property Interest
PGM Deposits
Diabase Dyke
Norite
Pyroxenite (Uitloop)
Platreef (Pyroxenite)
Dolomite
Granite (Basement)

Figure 3 Property Boundaries, Regional Geology & Location of Mineral Deposits

3.4.	Option Agreements

The following summary of the Boikgantsho agreements has been provided by Anooraq management and has not been independently verified or reviewed by the writers.

In November 2003, Anooraq and its wholly owned South African subsidiary Plateau Resources (Pty) Ltd. (together Anooraq), entered into a Joint Venture Agreement with Potgietersrust Platinums Ltd. (PPRust), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together ‘Anglo Platinum) to explore and develop platinum group metals, gold and nickel mineralization on the farms Drenthe and Witrivier and the adjacent northern portion of the Overysel farm. Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture, now called the Boikgantsho JV, to explore Drenthe and Witrivier and the northern portion of the Overysel farm for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to R12.35 million (about US$1.76 million) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (BFS).

Once the BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate Joint Venture interest allotted to Anooraq and PPRust will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. PPRust has the option to dilute to a minimum 12.5% non-contributory interest, adjusted depending to the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would potentially be treated at Anglo Platinum’s facilities. Anglo Platinum recently completed construction of a new PGM smelter at Polokwane, located about 80 kilometres east of the property.

3.5.	Prospecting Permits

Anooraq has obtained prospecting permits for farms Drenthe and Witrivier which are valid until October 24, 2005 and March 01, 2006 respectively. Anglo Platinum manages the permits for farm Overysel and an ‘old order’ mining permit is currently in place over this farm.

3.6.	Surface Rights

No surface rights have been secured on the Anooraq property to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between R2000/hectare and R5000/hectare depending on the infrastructure on the farm.

3.7.	Environmental

The Drenthe project site and surrounding areas have never been developed and hence are largely undisturbed. There have been no previous mining, commercial or industrial activities on the project site, and hence there are no known environmental liabilities associated with the project.

Most of the project area consists of cattle grazing land, cultivated land for subsistence farming, and the occasional orange orchard. Most of the cultivated land is poorly irrigated due to a lack of water, with the exception of the orchards.

There is an abandoned pig farm about one kilometre east of the proposed Drenthe pit. This farm will not have any impact on project development.

The site is criss-crossed with a number of dry watercourses that drain into the main Witrivier dry river bed. The Witrivier dry river bed crosses the southern part of the project area near the Drenthe farm boundary, and encompasses the southern limit of the proposed open pit. The river and the associated watercourses only run after infrequent extreme rainfall events and thus will have little or no impact on the proposed development. Development of the open pit will either be planned to avoid infringing on the Witrivier river or the river bed will be temporarily diverted around the pit and then restored to its original channel after mining.

There are two small communities in proximity to the project. The Ga-Maloka community (about 400 houses) will need to be relocated to allow development of the proposed open pit, whereas the village of Witrivier is outside of the proposed development boundary and would not be affected.

4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1.	Access

Access to the project from Johannesburg is via highway N1 to the city of Mokopane, then 35 kilometres to the north-northwest via highway R-35, a well-maintained secondary paved road. Leading from R-35 are several gravel roads that provide year round access to property.

4.2.	Climate

The climate is arid with moderate winter temperatures in the 20°C range, typically increasing to 35°C in summer. The majority of the 35 centimetres of average annual precipitation occurs in the period November to March, with little precipitation during the remainder of the year. Ample water from nearby water wells is available for drilling within the property, and a future pipeline will provide process water for mine operations. Year round operations are possible at the Boikgantsho JV project site.

4.3.	Local Resources and Infrastructure

Nearby highways, railways, high capacity electrical transmission lines and the cities of Mokopane and Polokwane provide the essential infrastructure for Anglo Platinum’s Sandsloot 15,000 tonne per day PGM mine. This mine is located 13 kilometres from the Drenthe deposit and the existing infrastructure has the capacity to support additional mine development. Any additional services and consumable supplies required for mineral exploration and mine development/operation are available in Johannesburg.

4.4.	Physiography

The Boikgantsho JV property is characterised by smooth rolling topography with broad, gently sloping valleys and seasonal watercourses. With relatively flat terrain and a mean elevation of 1,100 metres there are no physical obstacles to inhibit exploration or mine development. Vegetation is generally sparse and consists mostly of various acacia thorn bushes.

5.	HISTORY

5.1.	Exploration History

The exploration history of the Boikgantsho JV property is described in ‘Technical Report on the Resource Estimate, Boikgantsho Joint Venture, Northern Limb, Bushveld Intrusive Complex, Limpopo Province, Republic of South Africa,’ by G.J. van der Heever, dated December 22, 2004 and filed on SEDAR.

5.2.	Engineering Studies

In 2003, GeoActiv (Pty) Ltd. estimated the mineral resource for the Drenthe deposit. Over 4 million ounces of combined platinum, palladium, rhodium and gold (“4PGM”) and 359 million pounds of nickel were estimated within an inferred resource of 99.4 million tonnes grading 1.31 g/t (0.60 g/t Pt, 0.63 g/t Pd, 0.01 g/t Rh, 0.06 g/t Au) of combined 4PGM and 0.16% nickel for the deposit at a within a 0.5 g/t 4PGM threshold. In 2003, G.J. van der Heever, Pr. Sci. Nat., of GeoLogix (Pty) Ltd., audited the resource estimate, confirming these results.

In 2003, RSG Global of Perth, Australia prepared a preliminary assessment for Anooraq, which included estimates of capital and operating costs and a cash flow model of the Drenthe deposit, incorporating only those inferred resources outlined on the Drenthe farm. The independent qualified person for the preliminary assessment was Mike Sperinck, BSc., MAusIMM, Pr. Sci. Nat. Based on the parameters and assumptions, including metal prices of US$650/oz for platinum, US$180/oz for palladium, US$600/oz for rhodium, US$340oz for gold, US$3.60/lb for nickel and US$0.77/lb for copper, and an exchange rate of ZAR8 = US$1.00, the Drenthe Project could be an economically robust open pit mine with the potential to generate a strongly positive cash flow, before tax, royalty and interest, of US$435 million and a net present value (NPV) at a 10% discount rate of US$144 million. The base case internal rate of return (IRR) was 39% and the Project had a nominal payback period of 2 years and 11 months. The Project life was just in excess of 17 years. The capital cost to construct the mine was estimated to be US$58 million, excluding further exploration and feasibility costs.

Details of the previous Preliminary Assessment are provided in ‘Preliminary Assessment of the Drenthe Deposit, Platreef Project, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa,’ by M. Sperinck, RSG Global, dated December 2003, filed on SEDAR.

6.	GEOLOGICAL SETTING

The regional and local geological settings of the Boikgantsho JV property is described in ‘Technical Report on the Resource Estimate, Boikgantsho Joint Venture, Northern Limb, Bushveld Intrusive Complex, Limpopo Province, Republic of South Africa,’ by G.J. van der Heever, dated December 22, 2004 and filed on SEDAR. A brief summary, derived from that report, is provided below.

The property is situated on the Bushveld Complex, which is both the world’s largest mafic-layered intrusive complex and host to the world’s greatest resources of platinum group metals. Extending over 67,000 km2, the complex consists of four major compartments or limbs. Each compartment underwent similar processes of crystallisation and stratification so that rock successions are broadly similar throughout the complex. Rock sequences are classified into a series of zones, of which the Critical Zone is the most famous, both for its remarkable layering and for hosting most of the world’s chromite and platinum group metal resources. Throughout most of the Complex two horizons near the top of the Critical Zone, i.e. the PGM-bearing UG2 chromitite and the Merensky Reef pyroxenite units are most notable, both for their considerable continuity and unparalleled economic significance.

The broad stratigraphy of the layered sequence within the Northern Limb, including the Platreef, can be correlated with the other limbs of the Bushveld Complex and analyses of pyroxenes from the Platreef suggest that it is stratigraphically equivalent to the Merensky Reef of the normal Bushveld succession. In other words, the Merensky Reef and the Platreef were derived from the same magma, which was enriched in platinum group metals.

7.	DEPOSIT TYPES

Deposit types of the Boikgantsho JV property are described in ‘Technical Report on the Resource Estimate, Boikgantsho Joint Venture, Northern Limb, Bushveld Intrusive Complex, Limpopo Province, Republic of South Africa,’ by G.J. van der Heever, dated December 22, 2004 and filed on SEDAR.

8.	LOCAL GEOLOGY AND MINERALIZATION

8.1.	Overview

The Platreef pyroxenite unit, ranging up to 250 metres in thickness, occurs along a northerly trend and has been traced for some 12 kilometres on ground in which Anooraq has an interest. PGM mineralization is associated with pyrrhotite, chalcopyrite and pentlandite, variably distributed through the Platreef pyroxenites, over thicknesses ranging to 100 or more metres.

Anooraq’s previous drilling programs established a mineralized corridor extending from the southern boundary of farm Drenthe northward for approximately 2,100 metres in the Drenthe deposit. On the southern part of Drenthe, the mineralized corridor exceeds 250 metres in width and PGM concentrations throughout the corridor are in the range 0.5 -2.5 g/t 4PGM (platinum, palladium rhodium and gold) over 10-20 metres.

Drilling in 2004 on the Drenthe and Witrivier farms and the northern portion of the Overysel farm have traced mineralization for six kilometres, expanding the Drenthe deposit to the north and south and outlining a new deposit called Overysel North. Mineralization is open to the north and down-dip towards the west.

Using >1 g/t 3PGM as mineralized, on Overysel and southern Drenthe there is generally a single mineralized layer 15-20 metres thick. On the central and northern parts of the Drenthe farm, the mineralization >1.0 g/t 3PGM tend to be in thicker, semi-continuous “layers” that are typically 15-20 metres in thickness. There are also large areas where there are multiple layers; in places these coalesce, reaching thicknesses of 40-50 metres of >1.0 g/t 3PGM.

8.2.	Mineralization

On Overysel and southern Drenthe, Hanging Wall lithologies are generally devoid of PGM mineralization, although flecks of sulphide (pyrrhotite and rarely chalcopyrite) are occasionally present. The only exception to this is sporadic PGM mineralization in some of the thin feldspathic pyroxenites and either close to, or within, the calc silicate xenoliths and rafts, where mineralization often accompanies serpentinization. Further north on Drenthe and on Witrivier, there is considerable interlayering of Hanging Wall norites and feldspathic pyroxenites at the contact and xenolith-related PGM mineralization becomes more extensive, particularly in the pyroxenitic ‘reaction rims’ around xenoliths.

Within the Platreef itself, sulphide-related PGM mineralization is widespread, although higher concentrations tend to be more prevalent in the upper half of the (~100 metres) thick sequence. Like the Hanging Wall, there also appears to be a correlation between degree of contamination, as reflected in rapid grain size variation (often accompanied by the growth of phlogopite) and overall sulphide content. In these contaminated heterogeneous zones, large (~1 cm) blebs of sulphide may be observed. These are assumed to be the direct result of a decrease in sulphide solubility in more siliceous and or aqueous hybrid compositions.

In general however, sulphides occur as cuspate intercumulus phases of varying grain size (typically several mm) and pyroxenitic lithologies tend to be better mineralized than more noritic variants. The main sulphides in the Platreef are pyrrhotite and chalcopyrite, with pyrrhotite typically in excess of chalcopyrite (approximately 3:1 overall) along with minor pentlandite and pyrite. More rarely, very large (several cm) sized sulphide segregations, particularly of chalcopyrite, are seen in some of the granitic dykes that intrude the sequence.

As a final note, it should be pointed out that throughout the Platreef and ‘Hanging Wall’ zones of mineralization are not necessarily confined to distinct rock units and may transgress lithological boundaries (see cross sections in Section 10). Thus, the difference between lower-grade and higher-grade mineralization is only a matter of degree, rather than due to any lithological control. Nevertheless, it is significant that mineralized zones, in a broad sense, appear to follow the general igneous stratification, essentially forming tabular or sub-planar bodies (i.e. ‘reefs’ in South African terminology) parallel to the dip of the Bushveld Complex.

8.3.	Weathered Horizons

The weathering profile at Drenthe/Overysel has been separated into four ‘zones’ for the purposes of resource modelling. These zones are described as follows:

Zone 4 - Strong to intense weathering

Soft, poorly competent ‘rock’, characterised by pervasive abundant limonite, partially to strongly clay altered, and usually results in very poor core recovery. Ignoring the top 1-2 metres of overburden, less than 50% of drill holes (94 out of 241) exhibited any degree of strong weathering. The median depth of this type of weathering is 13.6 metres, the mean depth is 14.2 metres, and the maximum depth is 38.0 metres.

Zone 3 - Moderate weathering

Rock is characterised by limonitic staining along fractures and microcracks. There is some oxidation of the pyroxene minerals, variable clay alteration of feldspars, and moderate to complete oxidation of sulphide minerals, where present. Rock competence is variable, and can be rubbly to partially cohesive over tens of centimetres. Out of 241 drill holes, portions of 178 drill holes recorded varying depths of moderate weathering. The median depth of this type of weathering is 18.3 metres, the mean depth is 16.3 metres, and the maximum depth is 43.5 metres.

Zone 2 - Weak weathering

Rock within this zone is characterised by patchy veneers of limonitic staining along main fractures only, the feldspars and pyroxenes are only weakly affected or not at all (Typically, the pyroxenes are more affected if there is alteration). Rock is usually quite hard, and competent. Sulphide minerals, if present, commonly have just a thin coating of surface oxidation, or they may even be unoxidized. Portions of 146 holes were logged as being weakly weathered. The median depth of this type of weathering is 24.4 metres, the mean depth is 25.3 metres, and the maximum depth is 66.6 metres.

Zone 1 - Fresh rock

Characterized by rock in which the sulphides and feldspars are unaltered.

The lithological variability of the Platreef can result in different weathering profiles even in adjacent holes. The depth of the weathering profile is generally shallower in the noritic rocks (15 to 25 metres) compared to within the pyroxenitic, calc silicate and serpentinitic rocks (typically 20 to 30 metres).

9.	EXPLORATION

Exploration included an aeromagnetic survey and compilations of published geological maps and drill hole data to establish the position of the prospective Platreef. Areas where drilling by the preceding companies indicated the presence of PGM mineralization were then targeted for systematic assessment by diamond drilling by Anooraq.

10.	DRILLING

Diamond core drilling was undertaken prior to 1998 (see Table 4), but there is little documentation on the early drilling. Drilling by Plateau Resources and Anooraq is well documented.

Information on holes drilled prior to those by Anooraq or Plateau, was compiled from sources believed to be reliable, however, the sampling and analytical methods are generally not known and this information has not been used for resource estimates. The eight ‘DT’ series core holes completed by Plateau Resources in 1998 were examined during an Anooraq due diligence level investigation in 1999, and the platinum and palladium results reported by Plateau Resources (Pty) Ltd. were substantiated (Rebagliati and Titley, 1999).

Anooraq completed 35 diamond drill holes in the ‘PR’ series, including PR-001 through PR-035, in the year 2000. Twenty holes, on a 50 metre step-out grid pattern, were drilled to establish continuity of the mineralization identified by the 9 widely and randomly spaced DT-series holes completed in 1998 by Plateau Resources. An additional 15 holes were drilled at approximately 200 metre intervals along the northward trend of the Drenthe deposit to trace the Platreef unit prior to grid drilling.

PR-036 through PR-038 were drilled in 2002 in 2002, Anooraq drilled one hole on farm Drenthe, and a further eleven holes (PR-39 to PR-50) were drilled on Drenthe in 2003, continuing to define a substantial area of PGM mineralization.

The 2004 program under the Boikgantsho JV was designed to advance the project to the pre-feasibility phase. Two phases of drilling have been completed to outline the resource and to provide samples for metallurgical testing. From January to mid September 2004, 28,570 metres were drilled, 46 holes (19,570 metres) on the Drenthe farm, 27 holes (5,261 metres) on the Witrivier Farm and 64 holes (12,739 metres) on the northern part of the Overysel Farm.

Drilling has comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel farm, which lies immediately to the south of the Drenthe farm. Drill holes are generally spaced at 100 metre intervals along lines 100 metres apart on the Drenthe, Witrivier and portions of the Overysel farm. Large areas on the Drenthe farm are drilled at 50 metre spacing along lines 100 metres apart. To mid September 2004, Anooraq had received analytical results for 122 diamond holes, PR-051 to PR-173.

A summary of the holes drilled to mid September 2004 is provided in Table 4.

Table 4 Drill Hole Summary

AREA	OPERATOR	YEAR	No. DDH	Total metres
Drenthe	Anooraq Resources Corp.	2004	46	19,570
Drenthe	Anooraq Resources Corp.	2003	11	2,204
Drenthe	Anooraq Resources Corp.	2000	26	5,088
Drenthe	Anooraq Resources Corp.	2002	1	316
Drenthe	JCI for RPM	1982	2	368
Drenthe	Mining Corporation	1980	1	150
Drenthe	Mining Corporation	1981	20	3,210
Drenthe	Plateau Resources	1998	8	1,226
Drenthe	Union Carbide Ltd	1980	24	3,451
Overysel	Anooraq Resources Corp.	2004	64	12,739
Witrivier	Anooraq Resources Corp.	2004	27	5,261
Witrivier	Anooraq Resources Corp.	2000	9	1,674
Witrivier	Rand Mines	1971	5	607

The drilling programs have expanded the Drenthe deposit and outlined the Overysel North deposit. A north-easterly trending fault cuts the Overysel North deposit into two segments. A drill plan and representative sections are included here. Figure 4 shows the holes drilled and assayed (to PR-173) to mid September 2004. Figures 5 and 6 are cross sections through the Drenthe deposit and Figure 7 is a cross section through the southern segment of the Overysel North Deposit.

The 2004 Phase 2 program continued until mid December 2004, with approximately 35,949 metres drilled. This information is currently being compiled as part of the pre-feasibility programs.

N
Witrivier Farm
Drenthe Farm
Overysel Farm
2644880N
2645400N
2647900N
GEOLOGY
Diabase Dyke
Quartzofeldspathic Veins
Norite
Platreef (Pyroxenite)
Dolomite
Granite (Basement)
SYMBOLS
Completed holes (2004)
Completed holes (2000-2003)
Cross Section
0
0.5
1
kilometers

Figure 4 Drill hole Plan

Figure 5 Drenthe cross section 1

Figure 6 Drenthe cross section 2

Figure 7 Overysel North section 1

10.1.	Procedures

Anooraq’s drilling programs are carried out by South African drilling contractors. Core logging is carried out by contractors and Anooraq personnel, under the supervision of Anooraq personnel who are qualified persons, as defined by NI 43-101.

Most holes were collared using HQ core (63 mm) to a depth of 20-30 metres beneath which NQ (47.6 mm diameter) core was recovered. All drill hole collar locations were surveyed and tied into farm boundaries and down hole surveys were performed on all angled holes.

10.2.	Surveying

Down hole surveying was undertaken on all angled holes. A single shot compass (photograph reading instrument much like a Sperry Sun) was used. As a rule, surveys were taken at the bottom, in the middle and just below the casing. When holes exceeded 220 metres in length, a fourth reading was taken; usually the two middle readings were divided so that the hole was surveyed in four equal lengths.

10.3.	Collar Co-ordinates

Drill sites were surveyed before moving the rig onto the site and each drill collar was surveyed when the hole was completed. Eugene Pretorius Surveying (Pty.) Limited provided the surveying using a Trimble GPS station. A 4.5 kilometre long surveyed base line with stations every 50 metres, was established in the area of drilling. All historic survey data, in particular the farm boundaries, was used by the contractor.

11.	SAMPLING METHOD AND APPROACH

The following outline summarizes the sampling procedures applied by Anooraq during the Platreef exploration drilling programs. It should be noted that the original Anooraq sampling and analytical protocols are set out in a core-logging manual (Titley, 2000) and minor modifications were made to the original guidelines as the program progressed, as detailed in Section 12. The flow chart in Figure 8 illustrates the sampling and analytical protocol for the PR series of cored drill holes.

Figure 8 Analytical flow sheet

The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Anooraq personnel.

The average recovery for all drill run intervals cored by Anooraq is 92.7% (year 2000 drill holes) and 98.2% (2002-2003 drill holes) and 92.3% (2004 drill holes). Within the mineralized intervals, (> 1000 ppb PGM), the average core recovery is 95.0% (year 2000 drill holes) and 98.2% (2002-2003 drill holes) and 96.3% (2004 drill holes). Specific Gravity (‘SG’; Bulk Density) measurements of core were taken from every second mineralized sample interval. The average SG for the mineralized intervals is 3.01 (year 2000 drill holes) and 3.06 (year 2002 drill holes) and 3.00 (2004 drill holes).

Since the commencement of Anooraq’s drilling on the Platreef project, the Platreef rock package (predominantly composed of pyroxenite, norite and calc silicate) has been sampled in its entirety. Sampling was affected by lithological variation only insofar as this defined an additional sample limit, i.e. no sampling took place across primary lithological contacts. Initial sampling also extended 2-4 metres into portions of the lithologically distinct ‘hanging wall’ norite and ‘footwall’ granite. Since the beginning of 2004 however, the entire hanging wall norite succession has also been sampled albeit at 2 metre intervals (i.e. from hole PR-51 onwards).

In contrast, sample intervals in the Platreef have almost always been 1 metre or less in length (typically ranging from 0.3 to 1.0 metre) irrespective of lithology. Only rarely do samples exceed 1.0 metre in length. This might occur for example adjacent to a lithological contact, where it is impractical to ‘cut off’ a 10-20 cm piece to satisfy the requirement of breaking the sample interval at lithological contacts (there would in any case be insufficient sample for assay). In this case the preceding sample was extended an additional 10-20cm to encompass the remainder of the same lithological unit. Intervals longer than this adjacent to lithological contacts were split into two approximately equal sized samples, e.g. a remaining 1.4 metre interval adjacent to a lithological contact would be split into two samples of 70 cm each. At the other end of the scale, thin sulphide-rich zones (~10-30% sulphide) also occur sporadically in the drill core, owing to the inherently ‘patchy’ nature of the Platreef mineralization at the 1 metre scale. Typically, if these exceeded ~30 cm then they would be selected as a distinct sample, to avoid any ‘smearing’ of assay values throughout an entire 1 metre interval. Samples were taken by sawing the core in half lengthwise with a diamond blade, which on average provided approximately 2.0 kg of material.

In 2000, the samples were transported to Set Point Laboratories (‘SPL’), which incorporates the former Bergstrom & Bakker, Goldlabs and Rocklabs, at 46 Chadwick Avenue, Wynberg, South Africa, which was ISO 17025 certified in 2003. (only Holes PR-01 to PR-36, or approximately 15% of Anooraq’s total drilling to date, were analyzed by them prior to certification). The remaining half core was returned to the boxes and stored at the secure Anooraq storage facility. In 2002, 2003 and 2004, the samples were delivered to SPL’s laboratory at Mokopane for sample preparation. In 2002 and 2003, the prepared samples were shipped to SPL’s analytical laboratory, which moved to Isando in 2003. In 2004, the prepared pulps were shipped by air freight to Acme Analytical Laboratories in Vancouver, Canada, for analysis. Acme became the first commercial geochemical analysis and assaying lab in North America to be accredited under ISO 9002. Acme is currently registered with ISO 9001:2000 accreditation.

12.	SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1.	Sample Preparation

Sample preparation work undertaken at SPL included: drying, crushing (to 90% < 1.7 mm) and pulverization (to 90% < 75 µm) of regular mainstream samples, insertion of Anooraq’s standard reference material samples, and splitting out of duplicate samples for in-line analysis at the primary assay laboratory and check analysis at a second laboratory. In 2000, 2002 and 2003, the duplicate samples were analysed at the SGS Springs laboratory and SGS Lakefield. In 2004, the duplicate samples were analysed by SPL.

12.2.	Sample Analysis

The following outline describes the analytical protocol used. Six analytical laboratories were used by Anooraq for the 2000-2004 drill programs, the roles of which are discussed in the following paragraphs:

1.	SPL – Set Point Laboratories, 46 Chadwick Avenue, Wynberg, South Africa. The ‘primary lab’ did all regular mainstream and in-line duplicate analysis in 2000, 2002 and 2003.

2.	LK – SGS Lakefield Research Africa (Pty) Limited, 58 Melville Street, Booysens, Johannesburg, South Africa. Performed inter-laboratory duplicate analysis for holes PR-025 through PR-035.

3.	SGS – SGS South Africa (Pty) Limited, Springs, South Africa. Performed inter-laboratory duplicate analyses for holes PR-001 through PR-024.

4.	PL – Performance Laboratories (Pty) Limited, Deep Shaft Road, Krugersdorp, South Africa did standard reference material preparation, homogenization and splitting. (Analytical portion of their work was sub-contracted to SGS).

5.	BC – Bondar Clegg Canada Limited, 130 Pemberton Avenue, North Vancouver, Canada. Round robin analysis of standard reference samples.

6.	Acme – Acme Analytical Laboratories, 852 East Hastings St., Vancouver, Canada, was the ‘primary lab’ for all regular mainstream samples in 2004 and performed round robin analysis of standard reference samples.

7.	ALS Chemex laboratory, 212 Brooksbank Ave., North Vancouver, Canada. Round robin analysis of standard reference samples and some selected duplicates in 2004.

All regular, in-line duplicate and inserted Anooraq standard precious metal analyses for drill holes PR-001 through PR-050 were performed by SPL. All regular, in-line duplicate and inserted Anooraq standard precious metals analyses for drill holes PR-051 through 178 were performed by Acme. Results of duplicate samples and blanks should be presented and discussed.

12.2.1.	Platinum, Palladium, Rhodium and Gold Analysis

In 2000, all core samples from Anooraq drill holes were analyzed for gold, platinum, palladium and rhodium. In line with accepted industry practices, platinum, palladium and gold were determined by 50 g lead collection fire assay (FA) fusion with an inductively coupled plasma (ICP) atomic emission spectroscopy (AES) finish. An additional 50 g FA-ICP analysis was performed to determine the rhodium result. All precious metal values were reported in parts per billion (ppb).

In 2002-2003 platinum, palladium and gold were similarly determined by 50 g FA-ICP, however, the extra fire assay for rhodium was discontinued after the 2000 drill program, as the low Rhodium results obtained that year (typically 10-30 ppb) did not warrant the extra expense involved.

The method used to determine platinum, palladium and gold in 2004 was also a 50 g FA ICP. Samples were not analysed for rhodium in 2004.

12.2.2. Multi-Element (ICP) Analysis

Samples from drill holes PR-001 through PR-010 and hole PR-013 were analyzed for copper, nickel, cobalt, arsenic, lead and zinc by Aqua Regia digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) at SPL.

For drill holes PR-011, PR-012 and PR-014 through PR-024, SPL performed ICP-AES analysis for copper, nickel and cobalt only. These results are reported in parts per million (ppm).

For drill holes PR-025 through PR-035, the samples were analyzed for copper, nickel and cobalt by x-ray fluorescence spectroscopy (XRF) by SPL. In addition, samples from these 10 holes were assayed for 30 elements (including copper, nickel and cobalt) by ICP-AES by SGS.

For drill holes PR-036 through PR-050, SPL performed an Aqua Regia digestion ICP-AES analysis for copper and nickel only. These results are reported in parts per million (ppm).

For the 2004 drill holes PR-051 through PR-173, Acme digested the samples with Aqua Regia and performed Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) multi-element analysis to determine the three main base metals elements, Ni, Cu and Co, and the following additional 32 elements: Al, As, Au, B, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Se, Sr, Th, Ti, Tl, U, V, W, and Zn.

12.2.3.  Conversion Factors

The precious metal information in the Anooraq drill hole database is presented in ppb. Information from some sources may have been converted from results reported in grams/tonne (g/t), parts per million (ppm) or troy ounce per ton of 2000 pounds avoirdupois (oz/Ton). The following conversion factors were used:

1 oz/Ton = 34.2857 g/tonne

1 g/t = 1 ppm

1 g/t = 1000 ppb

12.3.  Security

12.3.1.  Quality Assurance and Quality Control

Anooraq monitored the sampling and analytical procedures of the project with a detailed quality assurance/quality control (QAQC) program. Typically, the additional analytical work involved in the QAQC program was greater than 10% of the basic analytical requirement for a project. The QAQC program was separate from the internal procedures used by the analytical laboratories. Five main samples types were used in this program:

MS – Regular or mainstream samples which were submitted for preparation and analysis at the primary lab.

ST – Mineralized standard reference material sample pulps, of known precious metal concentration, prepared from mineralized material in the project area. Standard reference materials were submitted for analysis at the primary laboratory as consecutively numbered pulps within each batch of mainstream pulps.

DP – Duplicate samples, of which there were two basic sub-types:

(a) In-Line – A second split was taken and given the next consecutive sample number, for further preparation, (if necessary), and analysis with the MS samples at the primary lab immediately following the duplicated sample.

(b) Selected – A second split taken, usually based on grade, after the initial analytical results were received. These samples may or may not be re-numbered, and may be assayed at the primary, secondary, or other laboratory. The regular sample is usually not marked ‘DP’ in this case.

SD – Duplicates of standard reference samples submitted for analysis with in-line and selected duplicates.

The core samples were logged and identified in the field with consecutively numbered sample tags, on which the QAQC designations were pre-marked.

The frequency of QAQC samples designated by pre-numbered sample tags in the field at the ARQ Platreef Project was as follows:

MS – about 90% of total number of results.

ST – about 1 in 20, or 4.7% of total.

DP – about 1 in 20, or 4.7% of total (in-line, type ‘a’ above).

SD – about 1 in 13 of DP samples, or 0.4% of the total.

12.3.2  Standards

Certified reference materials (CRMs) and standards were inserted during sample preparation as anonymous (blind), consecutively numbered pulps with the regular samples to provide a good indication of the overall accuracy of each batch of analytical results. Six reference samples were used.

1. Certified Reference Material SARM7

SARM7 was inserted with the regular analytical sample stream, starting with drill hole PR-001 and continuing until hole PR-005. The platinum-rich Bushveld-based SARM7 was obtained from the South African Bureau of Standards (SABS). Although its suitability as a CRM is unquestioned, SARM7 is mineralogically, different from the Platreef rocks, and available in only a single grade (5,820 ppb 4PGM). Anooraq, therefore, manufactured five new project-based standards to replace SARM7. The five new standards were made from Platreef rocks with the same mineralogical composition as the drill core being analyzed, and covered a broader range of platinum group metals grades than SARM7.

2-4. Project-Based Standards HSB, MSA and LG6

The materials used to create the two higher-grade project-based standards HSB (6,495 ppb 4PGM) and MSA (4,834 ppb 4PGM), were obtained from stock piled Platreef material. Standard LG6 (1,158 ppb 4PGM) was manufactured by blending existing pulps obtained from Plateau’s DT series of diamond drill holes. These materials were dried, crushed, pulverised, blended and packaged in 125 g portions at Performance Laboratories (Pty) Limited at Krugersdorp, South Africa, under the supervision of L. Bester. Round robin analysis of these standards for Pd, Pt, Rh and Au took place at Performance, SPL, SGS and Lakefield of South Africa, and Acme Analytical Laboratories and Bondar Clegg Canada Limited of Vancouver, Canada. Acme and Bondar Clegg also analysed for Cu, Ni and Co.

5-6. Project Standards MZ8 and LZ7

Standards MZ8 (3,246 ppb 4PGM) and LZ7 (1,792 ppb 4PGM) were also created from pulp rejects derived from mineralised Platreef intersections in drill holes PR-001 through PR-023. The original sample preparation, including crushing and total pulverisation took place at SPL. Selected samples were retrieved from storage and shipped to Lakefield where the standards were re-milled (pulverised) to 100% passing 75 microns and homogenised. The homogenised standards were split into 150 g aliquots and sealed. Round robin analysis for Pd, Pt, Rh and Au took place at Lakefield, SPL, Acme, Bondar Clegg and ALS Chemex Labs Ltd. Analysis for Cu, Ni and Co took place at Acme, Bondar Clegg and Chemex.

Project Standard QL3

Standard QL3 (1,454 ppb 4PGM) was created in early 2002 as standards MZ8 and LZ7 were rapidly being consumed by the drill programs. QL3 is also derived from 2000 drill core rejects, and was created in the same manner by Lakefield. Round robin analysis for Pt, Pd, Rh, Au, Ni, Cu, and Co was performed by SGS Lakefield, SGS Toronto, SPL, Acme, ALS Chemex, and Genalysis in Perth, Australia.

When an ST tag is turned up in the book, this sample is designated as standard, which was inserted into the sample stream at that point. The geologist made a note of the specific standard to be inserted by the sampler, based on the anticipated grade of the surrounding rock samples.

Standard performance was monitored by charting the results in terms of analytical sequence over time on the x-axis against elemental concentration on the y-axis. The results were compared with the certified concentration and limits, in the case of the CRM, or the expected concentration and range, as determined from the round-robin averages for each of the precious metals, and for the combined factor 4PGM (Pt + Pd + Rh + Au) in the case of the project standards.

12.4.	Summary

A satisfactory level of confidence can be attributed to the accuracy and reliability of the platinum group element and gold assay results provided by the main independent analytical laboratory used on the Drenthe drill programs by Anooraq. This statement is based on the results of the sample preparation and analytical quality assurance/quality control (QAQC) program. A complete set of platinum, palladium, rhodium and gold analyses for the diamond drill holes PR-001 through PR-050 was provided by Set Point Laboratories (SPL), formerly of Wynberg and now located in Isando, near Johannesburg, South Africa. For holes PR-36 through PR-50, analyses for rhodium were not requested. SPL was selected as the lead analyst for the program in order to provide analytical continuity with the 1998 drill program of Plateau Resources, and the 1999 due diligence program of Anooraq. Analytical results received from SPL were examined and assessed in detail; this included the regular results, blind standards inserted by Anooraq, intra-laboratory duplicates and internal laboratory QAQC samples. Inter-laboratory check analyses were also compared as part of the assessment.

In 2004, Acme became the lead analytical laboratory for the program and completed all assays for drill holes PR-051 to PR-173. Consultant ICES was engaged to monitor the precious metals results of the QAQC program on a timely basis and to ensure the standards, duplicates and blanks passed the rigorous criteria set forth. QAQC procedures identified an inconsistency in the nickel results for 63 holes in the range of PR-051 to PR-114 and PR-151 to PR-154, related to a calibration error at Acme. These results, in the range of 0.1% to 0.5% Ni, have increased by approximately 11%.

Overall, the SPL and Acme results are good, lending a satisfactory level of confidence to the analytical results.

The foregoing section requires the insertion of a commentary on the adequacy of sampling, sample prep, security and analytical integrity in order to be 43-101 compliant.

13.	DATA VERIFICATION

The first phase of data validation, verification and error correction was carried out as drilling progressed. Validation tests included checks on: overlapping intervals, sampling interval gaps, and the results of standard reference samples and duplicates, etc.

Verification also included manual checking of information from drill hole database assay table printouts against the original logs and assay certificates, described below.

For every drill hole, all the (handwritten) geological logs, geotechnical logs, sample logs and specific gravity logs were entered into an Excel spreadsheet format and printouts of these were generated. The data entry person was asked to note any obvious errors encountered during input but was instructed merely to note errors on the printout and not to correct them independently. The geologist responsible for logging the particular drill hole in question was then required to verify the printouts against the handwritten logs and correct any errors or omissions, including but not limited to, correcting errors noted by the data entry person. This may have also required conferring with the geo-technicians, who worked under his supervision, in the case of geotechnical or Specific Gravity logs queries. Any corrections were noted on the printout and the corresponding Excel files were then updated by the data entry person. Once approximately 15-20 new holes had been entered, or if requested earlier by Head Office, the data was sent to Vancouver for further verification. In the Vancouver office the sample logs were verified against the field logs and the digital assay results in the database were checked against the printed assay certificates from the analytical laboratory. Errors are corrected as they are found, prior to the information being used in news releases or mineral resource estimates.

The authors have not undertaken any independent verification of the datasets used to build the block model and have relied on the data verification undertaken by others. The authors have, however, queried the resultant block model through the plotting of cross sections to satisfy themselves that the block model grades and spatial variabilities are representative of the actual drill assays.

14.	ADJACENT PROPERTIES

14.1.	Sandsloot

In 1993, after nearly 30 years of sporadic and indecisive exploration, Rustenberg Platinum Mines (RPM) re-commenced mining of the Platreef from an open pit operation on the Sandsloot deposit, treating 6700 tpd from proven open pit reserves of 28.7 million tonnes grading 4.8 g/t PGM, 0.11% Cu and 0.22% Ni. In 1997, this operation, called the Potgietersrust Platinums Ltd. (with RPM and Lebowa Platinum Mines Ltd.) became part of the Anglo Platinum group. After a recent expansion, current mining rates are 15,000 tpd with a head grade of 4.4 g/t PGM.

Including Sandsloot, Anglo Platinum has delineated eight deposits on its ground, which continue latterly for 0.5 to 2 kilometres and are separated by lower-grade mineralized Platreef. At the end of 2003, the mineral reserves and resources for the Anglo Platinum property totalled 673.9 million tonnes, containing approximately 54.2 million ounces of 4PGM (Anglo Platinum 2003 Annual Report). The mine currently produces about 400,000 ounces of platinum, palladium, rhodium and gold annually.

The authors have not visited the Sandsloot property and so cannot comment on whether the mineralization is comparable to that in the Drenthe and Overysel deposits.

15.	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical and mineralogical investigations are currently underway on drill cores from the Drenthe and Overysel North farms. The principal metallurgical consultant for this testwork is Mintek Laboratories of Johannesburg, South Africa. Mintek has extensive experience in laboratory testing of platinum ores from the Merensky and UG2 reefs in the Bushveld Complex and is seen as a world leader, providing cutting edge work in the platinum industry.

The metallurgical investigations are being overseen by Dowding Reynard and Associates (DRA) Pty Limited of Johannesburg, Republic of South Africa (RSA). DRA is the most experienced process consultant in the platinum industry in South Africa having designed, built and commissioned the majority of PGM concentrators built in RSA in the past 5 years.

Additional details on the mineral processing and metallurgical testwork are given in Section 17.4.

16.	MINERAL RESOURCE ESTIMATES

The mineral resource estimate used as the basis for this study was completed in November 2004 and is reported in Technical Report on the Resource Estimate, Boikgantsho Joint Venture, Northern Limb, Bushveld Intrusive Complex, Limpopo Province, Republic of South Africa, by G.J. van der Heever, dated December 22, 2004 and filed on SEDAR. The following is summarized from that report, but provides additional information on the mineral resources within weathered horizons and at a broader range of cut-offs. More details are provided in Appendix 1.

16.1.	Overview

Data from 181 holes drilled between 1998 and mid September 2004 (listed in Appendix 1) were made available for the purposes of the resource estimate. Of these, 107 holes were applied in the estimation of the Drenthe deposit and 64 holes in the estimation of the Overysel North deposit. The drill and assay data were subject to verification to ensure that collar locations were accurate, that grade data were consistent with the lithological characteristics of the corresponding core and that assay data were free from breaks or overlaps.

In terms of procedure, drill hole data were used to construct a wireframe model1 defining the digital ‘shell’ of the deposit. Digital terrain models (DTMs) of the surface topography, the weathered profile and basement rocks were then derived from the wireframe model. Wireframes representing waste material such as dykes, faults and other ore losses from the volume containing ore were also incorporated in the model. The 3D voids between the wireframes were filled with empty blocks measuring 50 metres x 10 metres x 5 metres (X, Y and Z planes respectively) in consideration of the orientation of the Platreef and the data spacing in order to minimize the estimation error and were coded to signify the different rock types - namely ore, dykes, basement and weathered material. It is intended that weathering information be used in engineering studies.

Composites of drill hole assay data were undertaken at 1 metre intervals and the grade distribution of Pt, Pd, Au, Cu and Ni were observed to be log-normal in all cases, as may be seen from the elemental frequency plots included in Appendix 1 of this report. The univariate statistics of the data are tabulated in Appendix 1. Similarly, the Box-Whisker plot2 (Figure 9) indicates a similar data distribution.

[1]	A geometric model that represents 3D geometry by outlining its edges based on available 2D data, leaving the interior of polygons blank.
[2]	The caps at the end of each box indicate the extreme values (minimum and maximum), the box is defined by the lower and upper quartiles, and the line in the centre of the box is the median.

Figure 9 Plot of range of values of each element

Pt (ppb), Pd (ppb), Au (ppb), Cu (ppm), Ni (ppm). The caps at the end of each box indicate the extreme values (minimum and maximum), the box is defined by the lower and upper quartiles, and the line in the centre of the box is the median.

Experimental directional 3D variograms3 were created for individual elements and 3PGM based on data composites of 1 metre, the purpose of the exercise being to determine the degree of variability in measurement of elemental values according to the direction of measurement. During this exercise, the plane of the variogram was rotated such that it was orientated in the average plane of the ore body. No lateral anisotropy could be established and two structure isotropic variogram models were fitted to the experimental semi-variograms (variograms and modelling parameters are also presented in the Appendix).

The resource estimation was undertaken through the application of ordinary kriging, the parameters for which were determined in liaison with on-site geologists. The grade model was visually assessed with regard to dyke intersection and topographic termination and, as an additional security measure, grades were visually correlated against boreholes. Three iterations were completed before the final model was accepted.

The resources were classified using the variogram range developed from the drill hole data. The range for indicated resources is up to 133 metres from drill data, and for inferred resources, up to 266 metres. Beyond 266 metres no estimate was made.

16.2.	Results

The results of the estimation in the various resource areas based on the model are listed in Table 5. Resource estimates were undertaken using an array of gross metal value per tonne (GMV/t) cut-offs. The GMV/t value is the sum of Pt, Pd, Au, Cu and Ni grades multiplied by the requisite metal price for each commodity. Reasonable long term metal prices, listed below, were used to establish the gross metal values.

•	Pt – US$650/oz;

•	Pd – US$250/oz;

[3]	A variogram is a graph which describes the variance of the samples in a deposit as a function of distance.

•	Au – US$375/oz;

•	Ni – US$4/lb;

•	Cu – US$1/lb.

The US$20 GMV/t cut-off had been considered the base case, but studies related to the Preliminary Assessment show that a lower cut-off is potentially viable. Resource estimates at a wider range of cut-off values are tabulated below:

Table 5 Summary of Mineral Resource

INDICATED MINERAL RESOURCES

Weathered and Unweathered Horizons1

OVERYSEL NORTH Segment 2

GMV/t Cut-off	Tonnes	Pt	Pd	Au	3PGM	Ni	Cu
US$	t	g/t				%
10	69,268,500	0.47	0.61	0.07	1.15	0.08	0.05
15	50,179,000	0.57	0.73	0.08	1.38	0.09	0.06
20	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06
25	24,452,000	0.76	0.98	0.11	1.85	0.12	0.07
30	16,044,500	0.87	1.11	0.13	2.11	0.13	0.08

OVERYSEL NORTH Segment 1

10	22,495,500	0.46	0.58	0.07	1.11	0.06	0.04
15	13,872,000	0.59	0.76	0.08	1.43	0.07	0.05
20	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05
25	6,522,000	0.79	1.04	0.11	1.95	0.09	0.06
30	4,261,500	0.89	1.20	0.13	2.22	0.10	0.07

DRENTHE

10	294,530,500	0.36	0.42	0.06	0.84	0.10	0.06
15	195,868,000	0.45	0.53	0.08	1.05	0.12	0.08
20	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09
25	89,057,000	0.61	0.71	0.11	1.43	0.15	0.10
30	57,601,500	0.70	0.80	0.12	1.62	0.17	0.11

TOTAL INDICATED

10	386,294,500	0.38	0.47	0.06	0.91	0.09	0.06
15	259,919,000	0.48	0.58	0.08	1.14	0.11	0.07
20	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08
25	120,031,000	0.65	0.78	0.11	1.55	0.14	0.09
30	77,907,500	0.75	0.89	0.12	1.75	0.16	0.10

[1]	For details of mineral resources in weathered and unweathered horizons, see Appendix 1

INFERRED MINERAL RESOURCES

Weathered and Unweathered Horizons2

OVERYSEL NORTH – Segment 2

GMV/t Cut-off	Tonnes	Pt	Pd	Au	3PGM	Ni	Cu
US$	t	g/t				%
10	25,417,500	0.48	0.64	0.07	1.20	0.08	0.05
15	18,450,000	0.58	0.77	0.09	1.44	0.10	0.06
20	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07
25	10,000,500	0.74	0.99	0.11	1.84	0.12	0.07
30	6,813,000	0.83	1.10	0.12	2.05	0.13	0.08

OVERYSEL NORTH – Segment 1

10	4,411,500	0.40	0.55	0.06	1.01	0.06	0.04
15	2,589,750	0.51	0.73	0.08	1.32	0.07	0.05
20	1,750,500	0.59	0.85	0.09	1.52	0.08	0.05
25	1,246,500	0.64	0.94	0.09	1.67	0.08	0.06
30	634,500	0.70	1.03	0.11	1.84	0.09	0.06

DRENTHE

10	223,561,000	0.30	0.37	0.06	0.73	0.11	0.06
15	138,318,000	0.40	0.48	0.07	0.96	0.13	0.07
20	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09
25	58,023,500	0.58	0.66	0.10	1.34	0.16	0.10
30	38,013,000	0.65	0.74	0.11	1.50	0.18	0.12

TOTAL INFERRED

10	253,390,000	0.32	0.40	0.06	0.78	0.10	0.06
15	159,357,750	0.42	0.52	0.07	1.02	0.12	0.07
20	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09
25	69,270,500	0.60	0.72	0.10	1.42	0.16	0.10
30	45,460,500	0.68	0.80	0.11	1.59	0.17	0.11

[2]	For details of mineral resources in weathered and unweathered horizons, see Appendix 1

16.3.	Supplementary information

•	3PGM refers to the sum of Pt, Pd and Au. Rhodium is omitted since it has not been assayed in some drill core in the past and the percentage metal value is considered insignificant.

•	The density of the pyroxenite rocks was determined by laboratory bulk density testing to be 3.00 t/m³.

•	Coordinates are stated in the LO29 coordinate system based on WGS84.

•	Measurement units used in the case of Pt, Pd and Au is in parts per billion (ppb) and parts per million (ppm) for Cu and Ni.

16.4.	Conclusions

The exploration program undertaken by Anooraq has yielded a dataset that is considered to be representative of the Platreef based on drill densities on neighboring exploration stage properties. The drill hole spacing is sufficiently dense as to permit a high level of confidence in the Drenthe resource, as well as outlining further mineralization in the Overysel North deposit. Based on drilling to date, van der Heever also suggests that the Platreef can be reasonably expected to continue down-dip beyond the quoted resources. Given the geology of the Bushveld Complex in general and the demonstrated depth extent of Platreef in the region, comparable grades are highly likely at depth. It is therefore suggested that further exploration to the north of Drenthe and down dip of both deposits should add to the resource.

17.	OTHER RELEVANT DATA AND INFORMATION - PRELIMINARY ASSESSMENT

17.1.	Overview

A preliminary economic assessment of the Drenthe project has been carried out to investigate the economics of project development. This assessment is an update to the December 2003 Preliminary Assessment report authored by RSG Global and filed on SEDAR. The current document is based on updated and expanded resources as a result of a much larger drill database, updated capital and operating costs, as well as more current metal price assumptions. This document is also based on an expanded knowledge of the mineralogical and metallurgical characteristics of the Platreef ores.

This preliminary assessment contemplates open pit mining of the shallow resources on the Drenthe and northern part of the Overysel farms over a strike length of approximately 6 kilometres. Mining in two pits, one on the Drenthe deposit and one on the Overysel North deposit is planned. The total strike length of the Platreef on the Anooraq farms (including Witrivier and Nord Holland) is approximately 12 kilometres hence future exploration is expected to considerably expand the present resources.

As this preliminary assessment is conceptual in nature and is based, in part, on inferred resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized. Additional drilling is underway to upgrade the resources to indicated, and as appropriate, measured.

17.2.	Economic Assumptions

The major economic assumptions utilized in this study are as follows:

•	Forex Exchange Rate – US$1.00 = ZAR 7.00

•	Metal Prices as follows:

•	Pt = US$650/oz

•	Pd = US$250/oz

•	Au = US$375/oz

•	Ni = US$4.00/lb

•	Cu = US$1.00/lb

The economic assumptions used in this model represent predicted long term prices and exchange rate, which is the base case. A second model was run using current metal prices and exchange rate (see Section 16.11 Sensitivity Analysis).

Conversion of oz to grams was 1oz = 31.10348 gm and lbs to kg was taken to be 1 lb = 0.453592, the conversions were required as the unit in the optimisation model were in grams and kilograms.

17.3.	Mining

The geometry of the Platreef mineralization lends itself to bulk mining using open-cast methods, namely:

•	a shallow dip of some 35 to 40 degrees,

•	a thick mineralized section,

•	the mineralization outcrops at surface.

Hatch Associates of Perth, Australia were engaged to prepare a pit optimization for mining on the Drenthe and Overysel North deposits, using the geotechnical and economic parameters supplied by Anooraq. The study assumes all mining will be performed by contractor owned and operated mobile equipment fleet, at a nominal mill feed rate of 5 million tonnes per year (15,000 tonnes per day).

The following paragraphs outline the results of this study.

Geotechnical Design Parameters

No geotechnical studies have been carried out to date, hence, there is very limited geotechnical data available for estimating stable wall angles. Geological logging at site included measurements of basic geotechnical parameters such as RQD and core recovery, but no rock strength data is available. Observations of intact cores available from the current drilling suggest the rock is very competent and generally massive.

Geotechnical design parameters for the pit optimization have been estimated from observations of the core, and from observations made during a site visit to the nearby Sandsloot open pit. The geotechnical design parameters adopted for this study are listed in Table 6:

Table 6 Geotechnical Design Parameters

Description	West	East
Oxide
Batter Angle	55	55
Berm Width	8	8
Height	20	20
Overall slope	42	42
Fresh
Batter Angle	75	75
Dist between berms	20	20
Berm Width	8	8
Haul Road Width	0	20
No Haul Roads	0	0
Height	100	100
Overall slope	60	52

A geotechnical program, complete with oriented core measurements, is currently underway at Drenthe, and the results are expected to be incorporated into the pre-feasibility study now underway.

Block Model Verification

As a precursor to the Whittle pit optimization exercise, the block model and associated resource was verified by plotting cross sections parallel with each exploration drill section line. The block model sections were generated with an overlay of the block model grades along with the relevant down hole assays. A comparison of the block model estimated grades was made with the adjacent drill hole assays. This exercise has satisfied the authors that the block model is a valid representation of the resource grades and lateral extents.

Whittle Pit Assumptions

Whittle 4D is a proprietary package of tools for strategic mine planning, analysis and optimization of open pits. The package incorporates tools for designing ultimate pits and push-backs, ore and waste scheduling, optimization of stockpiles, and examining various cut-off strategies.

The following operating assumptions were utilized by Hatch in a Whittle 4D optimization of the available resources:

Table 7 Pit assumptions

Mining
• in oxide (zones 3, 4)	US$	1.10/tonne
• in fresh rock (zones 1, 2)	US$	1.60/tonne
Processing/GA	US$	5.50/tonne
Capital Costs	US$	150million
Grade Factorsx
• resource losses		5%
• dilution		5%
Metallurgical Recoveries*
• Pt		75%
• Pd		75%
• Au		75%
• Ni		75%
• Cu		80%
Smelter Payments
• Pt		80%
• Pd		80%
• Au		80%
• Ni		64%
• Cu		68%

*	recoveries in moderate and highly weathered rock (oxide) assumed to be zero, gradational recovery calculated based on head grade to a maximum of that quoted.

The parameters listed in Table 7 yield an equivalent cut-off grade of US$10.50/tonne, based on a multi-element gross metal value (GMV).

Pit Optimization

The Datamine resource model prepared by GeoLogix was used as the basis for pit optimizations in Whittle 4D. Only zone 1 (see Section 9.2) was considered as ore grade material and the oxide and highly weathered zones were treated as waste in the optimization. The total mineralized material in zones 2, 3 and 4 is estimated to be approximately 30 million tonnes. Metallurgical testwork is underway to examine the economic viability of leaching the oxide materials.

The Whittle optimization yielded the in-pit resource characteristics presented in Table 8.

Table 8 Life-of-Mine In-Pit Resources

	Waste	Strip	Mill Feed							Mine
Total
	Total	Ratio								Life
Pit
			Ore	3PGM	Pt	Pd	Au	Ni	Cu

Mt	Mt	w:o	Mt	g/t	g/t	g/t	g/t	%	%	Yrs
679	423.0	1.7:1	256	1.03	0.43	0.52	0.08	0.112	0.074	51

Due to the extended life-of-mine for the project (over 50 years), the production schedule has been artificially cut to 32 years. The in-pit resources for this 32-year pit are detailed in Table 9.

Table 9 Indicated and Inferred In-Pit Resources – 32-year pit

	Tonnes	3PGM g/t	Pt g/t	Pd g/t	Au g/t	Ni %	Cu %
Indicated	121	1.09	0.46	0.55	0.08	0.12	0.08
Inferred	39	0.94	0.38	0.47	0.09	0.14	0.10

Total	160	1.05	0.44	0.53	0.08	0.12	0.08

The resulting mine plan consists of a northern pit on the Drenthe farm spanning 5.5 kilometres along the strike of the Platreef, and a smaller pit on the Overysel North farm spanning 2 kilometres of strike length. The maximum pit shell is some 700 metres wide and 300 metres deep. Optimum pit and 32 year pit are shown in plan in Figure 10. The mineralized blocks and classifications from the resource estimate are shown with the 32 year pit outline in cross section for the Drenthe deposit (Figures 11 and 12) and the Overysel North Deposit (Figure 13).

Figure 10 Pit Plan

Figure 11 Pit cross section through Drenthe deposit

Figure 12 Pit cross section through Drenthe deposit

Figure 13 Pit cross section through Overysel deposit

Production Schedule

The optimal pit was divided into nine pushbacks, which were consolidated in ‘whittle’ using the minimum mining width option. No detail mine design was completed and the current schedule is a broad brush approach to identify the initial pit geometry and schedule that may eventuate.

The in-pit resources for the 32-year pit have been scheduled in a mine plan at a mill feed rate of 5 million tonnes per year (15,000 tonnes per day). The life of mine production schedule is shown in Table 10 (on the following page) along with the metal production.

The 32-year pit will produce 4.23 million ounces of platinum palladium and gold, recovered in concentrate, broken down as follows:

•	1.706 million oz Pt (53,340 oz per year)

•	2.209 million oz Pd (63,430 oz per year)

•	316,000 oz Au (9,890 oz per year)

•	319.9 million lb of Ni (9.98 million lb per year)

•	232.0 million lb of Cu (7.25 million lb per year)

The net metal production is equivalent to 5.0 million ounces of platinum at the metal prices assumed herein.

At this preliminary stage, no attempt has been made to manage mill head grades through the stockpiling of low grade material. The mine plan developed herein shows a mill head grade that varies from 1.1 g/t to 1.4 g/t 3PGM in the first 5 years of mining, decreasing to 0.8 to 1.0 g/t in the last 5 years of mining.

The currently assumed mill feed rate of 5 million tonnes is not considered optimal for the project, given the present resource yields a plus 50 year mine life and additional exploration to the north are expected to expand the resources. An in-house sensitivity study showed that increasing the mill throughput to 7.5 and 10 million tonnes per year yields increasingly better project returns, as measured by Net Present Value and Internal Rate of Return, hence, the upcoming pre-feasibility study will be based on a higher mill throughput.

Table 10 Production Schedule (next page)

Operating Assumptions

The following operational assumptions were considered in the preliminary assessment:

•	Selective Mining on Benches

A number of alternatives were considered for the mining of Drenthe. A selective mining scenario was based on 102 mm diameter blastholes on a 4 metre by 4 metre grid on a 5 metre bench using 110 tonne excavators. A bulk mining scenario was based on 165 mm diameter drill holes on a 6 metre by 6 metre grid using 260 tonne hydraulic face shovels for mining.

The scenarios considered were:

•	Selective mining of ore and waste on 5 metre benches.

•	Selective mining of ore on 5 metre benches with bulk mining of waste on 10 metre benches

•	Bulk mining of ore and waste on 10 metre benches.

The results of the study showed marginally better returns for selective mining of ore on 5 metre benches and bulk mining of waste on 10 metre benches. However this also has to be looked at from the practical standpoint in terms of the required equipment fleet, equipment sizes and flexibility. With this in mind, it was determined that the best operating scenario was selective mining of ore with closely spaced blastholes on 5 metre benches, and bulk mining of waste with wider spaced holes on 10 metre drill benches. All mining would be undertaken using 110 tonne excavators to allow maximum flexibility in operation.

•	Fleet Optimization

Open pit fleet requirements were estimated from the estimated tonnages of ore and waste that must be moved in the production schedule. This exercise requires balancing the equipment sizes and fleet numbers with the tonnages to be moved.

The initial mobile equipment fleet for 5 years of contract mining at 35,000 tonne per day (15,000 tonnes ore, 20,000 tonnes waste) is shown in Table 11.

Table 11 Mobile Equipment Fleet

Description	Example	No
115 ton Excavator	Liebherr 984C	2
95 ton Dump trucks	CAT 777D	8
Dozers	CAT D9R	1
Grader	CAT 140H	1
Water Cart	CAT D400E	1
Loader	CAT 980G	2

During the life of the mine there will be periods where additional mobile equipment will be needed for pit wall push-backs in waste and so on. These requirements will be contracted as needed.

•	Grade Control

Grade control is critical to the success of any selective bulk mining operation in order to accurately define ore and waste boundaries. The grade control regime must provide for rapid answers in a low cost manner.

There are two alternatives for grade control at Drenthe:

•	Sampling of blastholes

•	Drilling and sampling of Reverse Circulation (RC) holes in advance of the blastholes

An appropriate amount of money has been included in the unit mining cost to undertake blasthole sampling in conjunction with limited RC drilling.

•	Final Wall Control

Most bulk mining operations provide little in the way of controlled blasting against the final pit wall to improve wall stability. However, in order to achieve the wall angles envisioned in this study, some form of controlled blasting will be required to prevent overbreak and destabilizing bench faces and the final wall. This program could consist of trim blasting after the main production blast to produce a clean bench face, the use of buffer rows and smaller charges against final walls, or the use of pre-splitting to produce a clean wall.

As an example, the neighboring Sandsloot operation reports that hangingwall angles were steepened by 7 degrees overall, with an associated improvement in safety, after the application of detailed geotechnical mapping and wall control practices.

17.4. Metallurgy and Mineral Processing

The principle mineralogical conclusions to date are summarised below:

•

The major gangue phases observed in an X-Ray Diffraction analysis are orthopyroxene and plagioclase (>20%). Chlorite, mica, amphibole and talc occur as minor gangue phases of between 2 and 20% of the total gangue present. Traces of calcite (<5%) were also present.

•

A PGM search on the sample identified five major PGM species. Pt-Pd-Sulphur and Pt-Sulphur, PGM-Arsenic-Sulphur, PGM-Bismuth-Tellurium and Alloys (Pt-iron alloys). The predominant species are the PGM-Bismuth-Tellurium family forming 80% of all the grains.

•	The main PGM bearing base metal sulphides (BMS) are pentlandite, chalcopyrite, pyrrhotite and pyrite. Most of the PGM species are associated with pentlandite and chalcopyrite.

•	Most liberated PGM grains are in the <4µm-size range. PGM-hosting base metal sulphides grain sizes varied from <50 to 150µm with an average of around 45µm.

•

Most PGM in the feed (80%) appear as discrete grains, not associated with base metal sulphides. Of these PGM grains the majority were liberated (46%). Only 10% of the PGM grains are locked in gangue, and these could be recovered with finer milling. The remaining grains are attached to gangue (23%) at grain boundaries, associated with base metal sulphides attached to gangue (10%) or associated with base metal sulphides locked in gangue (9%). Only 3% are associated with liberated base metal sulphides. The majority of the PGM hosting BMS were liberated.

•	PGM rougher recoveries of 80-90% have been predicted using the combined liberation index (CLI) which measures the liberation of the PGM grains.

•

A base metal sulphide QEMScan (Optical Electronic Microscope) modal analysis performed on sulphide bearing particles for three size fractions (+75, +38 and –38µm) confirmed pentlandite and pyrrhotite as being the predominant base metal sulphide types in the samples at 32 and 34% respectively. Chalcopyrite and pyrite were also well represented, forming 18% and 16% of the total base metal sulphide content.

•

The pentlandite content in the sample increases from the coarse to the fine fractions (16% in the +75µm size fractions to 59% in the <38µm size fractions). A similar trend was observed for chalcopyrite (27% in the +75µm to 51% in the -38µm size fraction), this is due to the soft nature of these minerals. The pyrite content decreased from 63% in the +75µm size fractions to 13 % in the –38µm size fraction, as it is a ‘harder’ mineral. Table 12 illustrates the relative distribution of base metal sulphide in the different size fractions.

Table 12 Relative distribution of sulphide bearing minerals (mass %)

Fraction (µm)	75-425	38-75	<38
Mass (%)	59	21	20
Pentlandite	16	25	59
Pyrrhotite	38	30	32
Chalcopyrite	27	22	51
Pyrite	63	24	13

•

The percentage of liberated sulphides varies from 2-22% in the different fractions and mass percentage of liberated values increases towards the finer fractions. Some 21-16% of the sulphides in the +75µm fractions were liberated and in the –38 and –38µm fractions liberated sulphide grains were as high as 84% by volume. Pentlandite and chalcopyrite liberation differed from each size fraction and was the highest in the +38 and –38µm fractions.

•	Comminution Testwork

The three principal rock types in the Drenthe open pit may be summarized as follows:

•	a pyroxenite which comprises some 80 percent of the ore grade material

•	a norite which comprises some 15 percent

•	a calc-silicate which comprises the final 5 percent

Bond Rod and Ball work were measured with two closing sizes. Grindmill tests were also carried out on the main pyroxenite sample, along with 8 variability samples.

The test results are summarised in Table 13.

Table 13 Laboratory Comminution Results

Sample	Bond Rod Work Index (kWh/t)	Bond Ball Work Index (kWh/t)	Bond Rod Work Index (kWh/t)
Closing Screen Size (µm)	1180	212	75
Pyroxenite	17.2	19.0	22.1
Norite	16.4	19.1	22.3
Calc-Silicate	20.3	20.4	21.9

The Grindmill simulation for the pyroxenite resulted in a value of 19.9 kWh/t for closed circuit ball milling with a circulating load of 250% and a mill product of 65%<µm, from a feed of <6.7 mm. By comparison, ores from the adjacent Sandsloot open pit reportedly have values ranging from 26 to 30 kWh/t. This is likely due to the presence of more calc-silicate host rocks.

The eight variability samples that were tested under the same circumstances yielded results varying from 19.4 to 21.8 kWh/t. These figures increase significantly if the feed size increases to <25 mm.

•	Flotation Testwork

Flotation testwork was undertaken on a composite samples made up of the selected cores of feldspathic pyroxenite. Variability work followed on a selection of other cores.

Testwork indicates that the optimal grind to be some 60 to 70% passing 75µm. Although finer grinds appeared to be beneficial to rougher recovery of some minerals, the pentlandite in the ore is extremely susceptible to sliming causing higher nickel losses. In reality, the design grind will be finer than in the laboratory to counter the differences between laboratory batch scale rod milling and closed circuit ball milling in practice.

Testwork indicates that the same recovery benefit for the other metals (Cu, Pt and Pd) to be gained from grinding finer could possibly be achieved by increasing the mass pull. This tends to suggest that any increase in recovery will be accompanied by a decrease in concentrate grade.

Regrinding of the coarse fractions of the rougher tailings (after Cu and Ni removal) to increase recovery of the Pt and Pd will be investigated in the next phase. Considerable effort was expended on investigating various reagent regimes.

Of the conclusions, the most significant were:

•	Depressant and copper sulphate are not added in the rougher cells as this appeared to depress the platinum recovery. Instead, the depressant is confined to the cleaners.

•	Conversely, frother is only added to the roughers – it is common, however, that the frother dosages found in practice are significantly lower than in the laboratory.

The current flotation regime is based on a simple rougher section, with two concentrates being taken. The first will pass directly to final concentrate and is high in copper, as the chalcopyrite is very fast floating. The remainder of the rougher concentrate passes through two stages of cleaning, with the re-cleaner in closed circuit and the cleaner in open circuit. A single flotation concentrate is produced (see Figure 14).

Figure 14 Mill flow sheet

Table 14 Results of locked cycle test

Element	Final Recovery (%)
Pt	74.0
Pd	80.2
Au	71.7
Cu	84.6
Ni	76.9
Fe	22.9
S	71.4

Variability flotation testwork was carried out to compare the flotation response of the ‘bulk’ pyroxenite composite to samples of material from across the farms. In general, the grade: recovery response of the variability samples was similar to that of the pyroxenite, but being controlled by the sample head grade.

Recoveries for Pt, Pd and Au in African platinum metal concentrators typically exceed 75 to 80 percent. In the case of Drenthe, Mintek has indicated that recoveries in excess of 80 percent should be achievable at a concentrate grade of +7.5% Cu/Ni and 60 g/t 3PGM.

•	Further Metallurgical Testwork

The next phase of testwork is aimed at three main areas;

•	Determination of whether or not improvements to the grade: recovery curve for Cu, Ni and 2E (2E is the sum of Pt and Pd) can be achieved by regrinding the rougher tailings.

•

Determination of the effect of regrinding the coarse fractions of the rougher concentrate. There are a number of indications from the mineralogy that there are a number of binary particles (mineral plus gangue) in the concentrate. It may be possible to give the coarser particles a light regrind prior to cleaner flotation in order to improve the final concentrate grade, for the same or better recovery.

•

Determination of the effect of ultra fine grinding of the cleaner tailings. There are a number of indications from the testwork that a significant quantity of metal is lost in the upgrading from rougher to cleaner concentrate – whether open or closed circuit flotation is employed. This agrees with the mineralogical investigations that indicated that the metal values in the cleaner tailings are extremely fine.

•	Process Description and Mineral Processing

DRA have completed a preliminary process description and process flow diagrams based on the results of the initial metallurgical testing. The following paragraphs describe the metallurgical process envisioned for the Drenthe and Overysel North ores.

•	Ore Receiving and Coarse Crushing

Ore is received from the mine by truck into the run-of-mine tip. A pad has been allowed to enable the ore delivery trucks to discharge in the event that the crusher is down. Front-end loaders will then be used to load the ore into the tip as required.

The ore is normally tipped directly in the primary gyratory crusher, which discharges into a rock box. The broken ore is withdrawn by variable speed apron feeder, via lined chutes, onto transfer conveyors that deliver the ore to the coarse ore stockpile.

The primary tip is equipped with overhead service crane and ‘woodpecker’ hydraulic rock breaker. The area is also serviced by a dust collection system.

Coarse ore is withdrawn from the surface stockpile by a series of vibrating feeders, and conveyed to the secondary crusher circuit. A self-cleaning belt magnet removes tramp iron from the coarse ore, to protect the cone crushers.

The ore is first scalped with a vibrating grizzly to remove any <85 mm material, with the grizzly oversize being conveyed to a small surge bin. From the bin, the ore is removed by variable speed apron feeder and fed to the secondary cone crusher. The crusher product joins scalping grizzly undersize and is conveyed to the fine crushing section.

Spillage pumps are provided for in the stockpile tunnel area. Generally, the pumps will be protected so that coarse spillage is manually returned to the conveyors and only dilute slurry is pumped.

•	Fine Crushing

Coarse ore is conveyed to the fine crushing screen. This double deck screen separates the coarse ore into 85>55, 55>14 and <14 mm fractions. The coarse fraction is conveyed to the tertiary cone crusher, via a surge bin, vibrating feeder and short transfer conveyor.

The intermediate screen fraction is conveyed to one of three quaternary cone crushers (120-CCA-15, 28 and 36) operating in parallel. Each crusher is fed via a small surge bin, vibrating feeder and transfer conveyors.

No standby crusher is allowed for. In the event of the tertiary crusher being down, the feed ore will be diverted to one of quaternary crushers and the feed rate will be reduced temporarily.

Discharge from all four (one tertiary plus three quaternary) crushers passes to a splitter bin from where the ore passes to two large vibrating screens operating in parallel. The screens cut at ~ 12mm to produce a final crusher product size of 80% <9.5 mm.

Screen oversize is returned to feed the quaternary crushers. Screen undersize is conveyed to the two mill feed silos.

All screen and crusher operating areas are equipped with dust removal bagfilter systems. The dust will be slurried and pumped to the mill discharge sumps. Self cleaning overband magnets are installed on the conveyor discharges ahead of the cone crushers. Overhead travelling cranes are provided for the crusher and screen buildings.

Ore is withdrawn from the two silos by belt feeders onto the mill feed conveyors.

•	Milling

Two conventional ball milling circuits are required operating in parallel. These two mill circuits are identical.

The mill feed is conveyed to the mill feed hopper, where water is metered in to provide the correct operating mill density, before entering the. The mill feed rate is controlled by a weightometer on the mill feed belt which controls the speed of the belt feeders. The water is controlled by a proportional valve on the water feed, again controlled by the mill feed weightometer, against a pre-determined set point.

The ore discharges from the mill and passes via a trommel magnet that removes metal ‘scats’ into a waste hopper for periodic removal into the mill discharge sump.

Water is added at a controlled rate to the sump and the resulting diluted slurry is pumped to the circuit hydrocyclone cluster. Cyclone overflow, effectively the mill product, passes to the rougher flotation feed surge tank via a two-stage automatic sampling system.

Cyclone underflow is split, to allow a portion to pass to the flash flotation cell, with the remainder passing back to the mill discharge. The flash flotation has been sized to treat 100% of the mill feed rate, so the bypass back to the mill will be in proportion to the actual circulating load around the mill.

Flash flotation tailings also pass back to the mill, whilst the flash flotation concentrate passes to a collection sump, from where it is pumped to final concentrate dewatering section.

A single mill relining machine, with hydraulic bolt remover, has been allowed for to assist with the safe and efficient replacement of liners. A number of spillage pumps are allowed for to remove the dirty water spillage. The floor bunds will be designed to facilitate removal of coarse spillage by front end loader.

The cleaner tailings are returned to the mill circuit via a cluster of small diameter cyclones. One cluster is provided per mill circuit.

•	Rougher Flotation

Two identical circuits are provided for.

The mill product discharges from the mill circuit cyclone cluster into a flotation feed tank. This tank is necessary to:

•	allow for combination of the two feeds with the crusher dust slurry,

•	allow for density adjustment if required

•	allow for surge from spillage etc whilst maintaining a constant flow to the flotation cells and

•	provide facility for reagent addition if it is found beneficial in the future. Although current work suggests that no conditioning is required, new reagents may alter this position in the future.

From the surge tank the slurry is pumped to a series of six tank-type flotation cells operating in series with gravity flow between cells. The tank type cells are installed with approximately 1.75kW per metre3 for this duty, based on previous experience.

A trade off study will be performed in the next phase of work to determine the cost/ benefit of replacing the final cell with three very high powered units (3 off 50 metres3 c/w 150kW each).

Each flotation cell is equipped with level control (ball/ target plate with ultrasonic element controlling two discharge internal dart valves). In addition, the air flow to each cell is measured and controlled (capventor/ butterfly valve). The air pressure in the supply manifold is controlled by means of a discharge blow off system, with silencer.

An ‘expert’ flotation control system has been allowed for to dampen out surges in flow to the circuit, although this is largely prevented by the feed surge tanks.

The primary rougher concentrate passes, via launders, to two concentrate sumps. The number of cells pulling to the first concentrate can be varied between one and three, depending on the flotation rates actually found in the actual plant operation.

The primary rougher concentrates are pumped to the cleaner flotation circuit. Facility is provided to bypass the first rougher concentrate either to the re-cleaner circuit or to final concentrate.

The primary rougher tailings pass to a sump, via an automatic two-stage sampling system, from where they are pumped to the secondary mill circuit.

The rougher flotation area is equipped with an area spillage pump, which returns spillage to the rougher feed surge tank. Depending on layout considerations, an additional spillage pump in the rougher tailings area may be included.

•	Cleaner #1 Flotation

The rougher concentrates from both Stream A and B are combined in a single cleaner #1 circuit, which consists of a single train of 9 x 40 metres3 tank type flotation cells in series.

Each cell is equipped with level control and air flow control and one step per cell has been allowed for.

Provision has been made to take two concentrates from the cleaner #1 circuit. The first concentrate will have the flexibility to be passed directly to final concentrate or to the cleaner #3 if operating in that configuration. Concentrate is collected in two parallel launders and diverted to one of two collection sumps.

Cleaner #1 tailings stream passes via an automatic single stage sampler into the collection sump from where it is pumped to the milling circuits. Three pumps are provided, two running one standby.

The cleaner #1 area is equipped with a dedicated spillage pump, which returns spillage either to the cleaner tailings sump or to the head of the cleaner #1 flotation bank.

•	Cleaner #2/3 Flotation

The cleaner #2 flotation bank can be configured as a single circuit or as a two stage circuit, depending on the ore characteristics at the time. In certain circumstances it may be beneficial to operate with an additional cleaning stage to increase the concentrate grade.

The circuit consists of 7 x 20 metres3 tank type cells in series. Each cell is equipped with level control and air flow control and one step per cell has been allowed for.

Two collections launders, sumps and pump sets are provided. Both may deliver concentrate to the final concentrate dewatering section, or one can be used to circulate concentrate back to the head of the train.

The cleaner #2 bank tailings gravitate to the feed of cleaner #1. During the next phase, a trade off between this arrangement and pumping the tailings back (to save height on then cleaner #2 bank) will be investigated.

The cleaner #2 flotation area is equipped with a dedicated spillage pump which returns the spillage to the head of the bank.

•	Concentrate Handling

Cleaner #2 (and/or #3) concentrate plus flash flotation concentrate from both milling sections pass to the final concentrate thickener via an automatic single stage sampler and a linear trash screen.

The trash screen underflow passes to the final concentrate thickener. Thickener overflow is pumped through a small plate and frame filter to remove any concentrate solids in the water, as is common with stable froths.

Thickener underflow is pumped by positive displacement pumps to the filter press feed surge tanks, via a two stage automatic sampler system.

From the surge tanks, the slurry is pumped to the filter presses. The filters discharge onto a collection conveyor that deposits the filter cake into holding bunkers for loading onto trucks by front end loader. An automatic auger sampler is used to obtain samples from the trucks.

The filtrate passes either directly to the final concentrate thickener or to the thickener via the floor spillage pumps.

•	Final Tailings Disposal

Tailings from each bank of rougher flotation cells are pumped separately to two (each) ultra high rate thickeners.

The thickener underflow is pumped to one of two tailings disposal surge tanks from where it is pumped to the tailings dam.

Thickener overflow passes to the clarifier where are residual solids are removed. Clarifier overflow is re-circulated back to the plant, while underflow solids are pumped either back to the tailings thickeners or to the final tailings tanks.

The tailings area is serviced by a dedicated spillage handling system.

•	Water Reticulation

Water is possibly the most valuable resource for the project, as it is in short supply. Its use must therefore be minimised as much as possible. This is achieved by maximising flexibility and simplicity.

The plant as currently proposed has limited to the water circuits to two – clean and dirty. Dirty water arises from tailings thickener clarifier overflow, final concentrate thickener filtrate, tailings dam return water and make up water.

Dirty water is used for mill feed dilution, crusher dust slurry, flotation spray water, fire water and hosing water.

Clean water is used as gland service water, filter service water and reagent make up.

Separate storage tankage and reticulation pumps are allowed for, as well as a water treatment plant and potable water storage tank.

New water management activities and infrastructure development are also planned for the area (see Section 16.6).

•	Air Services

Compressed air is provided for by the inclusion of three compressors. Instrument air is dried and filtered before being fed to instrument air receivers, whilst general plant air is fed directly to two separate receivers.

A special set of individual air receivers are provided with the flotation cells, in order to ensure ‘fail-close’ operation.

Low-pressure air is provided for the flotation cells by “Roots” type blowers. A total of six blowers are provided for, with two normally running and one on standby each for rougher and cleaner cells.

•	Electrical and Instrumentation

The high tension power supply has been assumed to come from ESKOM (the local power utility).

All cable racking would be galvanised and mounted in the vertical mode, and routing has taken cognisance of the need for access. Cable would be secured to the raking with stainless steel strapping. Where more than three cables are grouped together, angle iron supports would be used. Wherever possible all low voltage cable would be installed above ground on cable rack or support steel.

A standby diesel powered generator will be supplied to service emergency equipment only.

All control centers (MCCs) would operate at 525 Volt (V), 50 Hertz (Hz) and would incorporate an internal control transformer to provide the 110 V, 50 Hz control power medium voltage cables would be 22 kilo Volts (kV) kV rated.

All power cables would be de-rated for operation in ambient air temperatures of 40°C.

The MCCs would be metal clad, compartmented, vertical tier, top busbar and base cable entry design. They would have a design fault level of 30 kA (kilo Amps) and will be single face, front and back access design. Provision would be made for the installation of fire detection systems in all substations. These systems consist of ionisation smoke detectors, optical smoke detectors, control panels, sirens, lock off units and break glass units. Associated with the fire detection systems will be fire fighting CO2 systems.

All 525 V MCC drives would be started Direct-On-Line with the exception of the variable speed drives. Typically each drive would have a circuit breaker, contactor and an integrated control signalling protection relay. Multiple motor drives would in addition have one overload unit per motor.

Provision has been made for switching the phase sequence to all flotation cell agitators to allow for periodical reversal of mechanism rotation in order to maximise component life.

All detection systems will report to the main plant control system, giving status and alarms.

Each drive will be equipped with a stop/ start station, which will be wired through to the relevant control center and will be fail safe in operation. Control stations will be mounted within a robust protective steel drip cover.

Plant start up warning sirens have been allowed for. Conveyors will be equipped on all accessible sides with belt trip-wire pull switches. Longer conveyors will be fitted with belt alignment switches and all conveyors will be equipped with speed switches.

•	Buildings

•	Assay Laboratory

A capital allowance has been made for a full assay laboratory. An automated robotic laboratory has not been included for.

•	Workshop/ Store

Allowance has been made for a fully equipped workshop and stores building.

•	Administration Offices

This building is based on a basic facility, fit for purpose and suitable for the senior plant personnel. Telephone/ fax and e-mail connections have been allowed for, in addition to the office furniture and fittings allowed for in the building costs.

•	MCC Buildings and Control Room

A total of 6 buildings have been allowed for, for both high tension and low tension MCC rooms. All buildings will be erected to local building regulations. The plant control room will be located above the main low tension MCC. The costs include for all internal requirements (air conditioners, fire extinguishers etc).

•	Change House

The plant change house would be sized to allow for the plant personnel only and would comply with local regulations and the Mines Act.

•	Security Gatehouse

A small gatehouse and security checkpoint would be allowed for. All incoming deliveries and outgoing despatches will be checked here and weigh-bills, where applicable, certified. The building would be fitted with turnstiles etc.

•	Compressor and Blower House

The compressors and low-pressure air blowers would be housed in a simple building, with concrete floor and steel framework. Crawl beams would be installed to allow for removal and maintenance of the large units.

•	Plant Roads

A plant access road of approximately 1 kilometre long has been allowed for, using a typical rate. Costs for internal plant roads have also been allowed for, as well as water culverts and parking areas. All roads will be unsurfaced.

•	Fencing and Landscaping

A capital allowance has been made for a 2.4 metre high electric fence, with razor wire, for the plant area.

17.5. Environmental Aspects

The main environmental impacts from project development are as follows:

•	Tailings management

•	Waste rock disposal

•	Solid waste disposal

•	Sewage

•	Dust

•	Noise

•	Visual impacts

Tailings

Mill tailings, the finely ground waste rock that is residual to the liberation of metals after flotation, will be stored in a secure tailings management facility near the process plant. The project is expected to produce some 300 million tonnes of tailings during the 30 year mine life. The tailings are expected to be chemically inert since most of the sulphide minerals and metals will have been removed during flotation. Knight Piesold Consulting have been engaged to study the chemical stability of the tailings including the acid generating potential. This work is ongoing.

The tailings will be stored behind earth dams in an impoundment facility that will include excess process water. The tailings will be pre-thickened to about 55 percent solids at the process plant, and then will be placed by conventional spigotting techniques around the perimeter of the facility. Excess process water will be decanted from the central pond by pumps mounted on a floating barge. Reclamation of the perimeter dam slopes will be carried out on an ongoing basis as the dams are raised. After closure, the facility will be covered with topsoil or similar material to facilitate reclamation.

Waste Rock

Non-mineralized waste rock will stored in stockpiles adjacent the mining areas. The material will be placed an unlined storage facility by truck dumping in lifts. Later in the mine life these stockpile areas will be reclaimed by contouring the stockpiles to shape them, and then covering with a growth media such as topsoil or other similar material and seeded.

The waste rock facility will include storage of moderately and highly weathered Platreef ores mined from near surface. These ores are not typically amenable to recovery of precious and base metals in a flotation circuit; hence, in this study they are treated as waste. Future metallurgical testwork may provide an economic means for recovering the metals in these ores; hence, these materials may be processed at a later date.

The waste rock is expected to be non acid generating as sulphur contents in the Platreef are generally very low (99% of samples have less than 1% sulphur, and 75% have less than 0.1% sulphur). Knight Piesold Consulting have been engaged to study the acid generating potential of the waste rock and this testwork is ongoing.

Solid Wastes

Miscellaneous solid wastes such as garbage will be trucked to a nearby licensed and approved landfill for secure disposal.

Sewage

A septic field will be developed for the disposal of sewage wastes.

Dust

Dust will be a product from the mining operations as a result of drilling and blasting, and as a result of road traffic. Typical dust abatement measures will be employed at the mine including regular watering of roads, use of dust suppressants such as magnesium chloride or lignum in high traffic areas, and dust collectors on drilling equipment.

Dust can also be a problem from the crushing circuit. Dust suppression equipment such as bag-houses will be used to control dust emissions from this area of the process plant.

Noise and Visual Impacts

Noise and visual impacts from the project site will be minimized by the careful siting of key facilities, and by the use of berms to obscure the site from adjacent public areas.

17.6.	Mine Infrastructure

Most of the key infrastructure requirements for mine development are available in close proximity to the project site. The site is accessed via paved road (R36) from Mokopane, and to the district of Nord Holland, and then another 2 kilometres along a gravel road to the village of Ga-Molaka.

Electrical power is available from the main ESKOM grid. The project development includes the installation of a substation and transformers for electrical transmission to the mine site.

The Boikgantsho JV project is located in a region of sparse water resources. The Mokopane and Mogalakwena areas have experienced drought conditions in the past few years, and future residential and industrial development is somewhat dependant on future water supplies. In this regard, however, the Department of Water Affairs (DWAF) has already engaged a long term plan to provide additional water resources to the region. This plan includes:

•

the raising of the Flag Boshielo Dam by 5 metres to increase capacity, and construction of a 90 kilometre pipeline to Mokopane. This scheme, with a capacity of 39 million metres3/year, is currently under construction and due to come online in 2006.

•

building of a new dam on the Olifants River at De Hoop. This dam will offset resources currently diverted from the Lebalelo water scheme. The dam will provide an additional 120 million metres3/year and is scheduled to come online in 2010.

DWAF estimates that there is adequate existing water resources for one more major mine development, the size of the Boikgantsho JV project, in the Mogalakwena area. With these planned resources it is anticipated that there will be adequate water supply available for development of the Boikgantsho JV project.

17.7.	Community Issues

Most of the lands impacted by the proposed development are undeveloped, consisting of grazing lands and natural vegetation used as a source of firewood for local people. Development of the resources on the Drenthe farm, however, will directly impact the village of Ga-Molaka, which is primarily an agricultural based subsistence farming community, as a portion of the open pit underlies the village. In addition, there is an orange grove within the proposed mining area.

Anooraq has engaged the community in discussions regarding relocation through its community liaison and South African consultant Allan Saad. Senior members of the Ga-Molaka community have been empowered to represent the community interests in these discussions, and together these interests are working to identify suitable lands for relocation of the community. Anooraq will provide a variety of support for the community including relocation costs, land acquisition costs, support for local community businesses as well as community aid with hospitals and schools.

17.8.	Capital Costs

The majority of the capital costs for the project are related to the metallurgical treatment facilities. Table 15 gives an approximate breakdown of the estimated US$152.8 million capital cost (capex) for project development.

Table 15 Approximate breakdown of capex for project development

Mining	US$	12.8 million
Processing/Infrastructure	US$	135 million
Socio-Economics	US$	5 million

Total Capex	US$	152.8 million

The mining capital includes US$11.8 million for pre-production development in the open pit, and an additional US$1 million for mobilization of the mining contractor.

The cost of the metallurgical plant has been estimated by DRA in a December 2004 scoping report to Anooraq. The DRA Rand cost breakdown is presented in Table 16.

Table 16 Cost of the metallurgical plant

Area	ZAR
Plant Direct Costs	668,304,000

Indirect Costs
• Infrastructure	26,937,000
• EPCM	73,958,000
• P & G’s	67,369,000
• Capital spaces	13,474,000
• First fill	7,427,000

Subtotal – Direct + Indirects	857,469,000

Contingency	85,746,000

Total Capital Cost (ZAR)	943,215,000

The cost of the tailings dam and other ancillary facilities is covered under the infrastructure costs.

Mining reclamation costs have been estimated at ZAR25 million over the life of the project, with an estimated ZAR6 million surety bond to be posted at the beginning of operations. These costs have been treated as a US$1 million capital expenditure at the onset of project startup, and US$0.02 operating cost allowance in the mining costs.

17.9.	Operating Costs

Operating costs have been developed from several sources.

Mining costs were provided by a South African contract mining house MCC (Table 17). These costs are similar to current mining contracts known by the authors for operations in Zimbabwe and at other RSA platinum operations. These costs also compare favourably with RSG Global contract mining costs in their December 2003 scoping report, inflated for cost increases in fuel and inflation.

Table 17 Contract Mining Costs

Description	Unit	Quantity	Rate	Amount
			ZAR	ZAR
Mobilize Equipment and Establish on Site	sum	1	2,569,200.00	2,569,200.00
Excavate, Load and Haul Waste to Stockpile: 0 to -10m	bcm	2,333,334	16.21	37,823,344.14
Excavate, Load and Haul Waste to Stockpile: -10 to -20m	bcm	2,333,334	16.68	38,920,011.12
Excavate, Load and Haul Waste to Stockpile: -20 to -30m	bcm	2,333,334	16.95	39,550,011.30
Excavate, Load and Haul Waste to Stockpile: -30 to -40m	bcm	2,333,334	17.30	40,366,678.20
Excavate, Load and Haul Waste to Stockpile: -40 to -50m	bcm	2,333,334	18.86	44,006,679.24
Drill and Blast Waste on 10m Benches, 165mm Diameter 4.0m x 4.0m	bcm	11,666,670	7.19	83,883,357.30
Excavate, Load and Haul Ore to Stockpile: 0 to -10m	bcm	1,666,666	16.68	27,799,988.88
Excavate, Load and Haul Ore to Stockpile: -10 to -20m	bcm	1,666,666	16.86	28,099,988.76
Excavate, Load and Haul Ore to Stockpile: -20 to -30m	bcm	1,666,666	17.07	28,449,988.62
Excavate, Load and Haul Ore to Stockpile: -30 to -40m	bcm	1,666,666	17.30	28,833,321.80
Excavate, Load and Haul Ore to Stockpile: -40 to -50m	bcm	1,666,666	18.74	31,233,320.84
Drill and Blast Ore on 5m Benches, 102mm Diameter 2.3m x 2.3m	bcm	8,333,330	11.26	93,833,295.80
Rehandle Ore on Stockpile to Grizzly/Crusher with F.E.L. (50% assumed)	bcm	4,166,665	5.08	21,166,658.20
			Total Excluding VAT	546,535,844.20
			Total tons moved at SG 3.0	60,000,000
			Cost per ton moved	9.11

At current exchange rates, the contract rate of ZAR9.11 per tonne moved is equivalent to US$1.30/tonne. This estimate is based on a diesel fuel price of ZAR3.90/liter and a bulk emulsion price of ZAR19,000 per tonne. An additional US$0.15/tonne is included for grade control and owner costs.

Processing costs were provided by DRA based on their large project database (Table 18).

Table 18 Monthly Operating Costs – Metallurgical Plant – 15,000 tonnes/day

Item	Monthly Cost ZAR
Manpower	2,726,500
Power	3,233,499
Reagents	1,447,454
Grinding Media	2,860,000
Mill Liners	756,250
Crusher Liners	309,222
Platework Liners	289,949
Maintenance Spares	1,178,962
Electrical And Instrumentation	182,795
Piping And Valves	148,211
Laboratory	550,000
Concentrate Transport	1,650,000
Miscellaneous	276,000

Total	15,601,842

The total monthly operating cost for the metallurgical plant is estimated at ZAR 15,600,000 per month (R37.44 per tonne milled) or US$5.36 per tonne milled. The costs are estimated to be 35 percent fixed costs and 65 percent variable costs, and include a contingency of ZAR 350,000 per month (about 2.5%).

17.10. Financial Analysis

A pre-tax cash flow schedule has been developed for the first 32 years based on the capital and operating costs developed above. The results continue to show robust returns for the Boikgantsho JV project, with an estimated net present value (NPV) of US$139 million at a 10% discount rate and an internal rate of return (IRR) of 25%. The project achieves payback after three years and three months after the start of milling operations.

Cash-on-mine operating costs are estimated at US$309 per Pt-equivalent4 ounces net of base metal credits produced in concentrate, and all-in capital and operating costs are estimated at US$337 per Pt-equivalent ounces net of base metal credits produced in concentrate.

The cash flows do not include any pending or future royalties which may become law in South Africa during the life of the Boikgantsho project; however, the project returns are robust enough that they can easily absorb these royalties. Table 19 shows the cash flow.

Table 19 Cash Flow (next page)

[4]	Pt-equivalent ounces are calculated by converting all metal values to a gross metal value, at the metal prices above, and then dividing by the price of platinum.

17.11.	Sensitivity Analysis

Sensitivity analyses have been carried out on the cash flow analyses to determine the robustness of the financial model to some of the key economic assumptions including the metal prices, Rand exchange rate, operating and capital costs as shown in Figure 15.

Figure 15 Sensitivity Chart

The results of the sensitivity analysis show that the project is most sensitive to changes in revenue (Forex rate and metal prices), and project is least sensitive to changes in capital costs.

The NPV for various exchange rates is shown below:

Table 20a. Net Present Values at Various Exchange Rates (long term prices)

Long Term Prices	ZAR:US$
	5.5		6.00		7.00		8.00
NPV @ 5%	US$	77.4 million	US$	164.2 million	US$	300.5 million	US$	402.8 million
NPV @ 10%	US$	2.2 million	US$	55.4 million	US$	138.8 million	US$	201.4 million
IRR		10%		16%		25%		33%

The above sensitivities represent the base case for the project. A pit optimization and cashflow were generated for a ZAR:US$ Forex ratio of 6:1 and at metal prices valid at the time of writing this report (Pt - US$850/oz, Pd - US$180/oz, Au - US$400/oz, Ni - US$6.60/lb, Cu - US$1.40/lb) . This alternative scenario yielded much more robust returns: an IRR of 35% and an NPV of US$285 million at a discount rate of 10%. All in cash costs per platinum equivalent ounce were calculated at US$365.00 for this scenario.

The NPV for various exchange rates at “current prices” is shown below:

Table 20b. Net Present Values at Various Exchange Rates (current prices)

Current Prices	ZAR:US$
	5.5		6.00		7.00		8.00
NPV @ 5%	US$	489.9 million	US$	576.7 million	US$	713.1 million	US$	815.3 million
NPV @ 10%	US$	240.2 million	US$	293.3 million	US$	376.8 million	US$	439.4 million
IRR		29%		35%		46%		56%

17.12.	Pre-Feasibility Study

Based on the robust results of the preliminary assessment, Anooraq has commissioned a pre-feasibility study on the Drenthe project based on the following:

•	An initial project startup at 5 million tonnes per year milling, ramping up to 10 million tonnes per year after 5 years.

•	Contract mining for the first 5 years, then converting to self-mining with an owner operated or leased mining fleet

•	Heap leaching of oxide ores (zones 3 and 4) to recover a portion of the base metals with an assumed zero recovery of precious metals

•	Improved scheduling to allow for stockpiling of lower grade ore for processing in later years

18.	INTERPRETATION AND CONCLUSIONS

The Boikgantsho JV property is situated on the Northern limb of the Bushveld Complex, which is both the world’s largest mafic-layered intrusive complex and host to the world’s greatest resources of platinum group metals. Within the Northern limb, the broad stratigraphy of the layered sequence, including the Platreef unit, can be correlated with the other limbs of the Bushveld Complex. Analyses of pyroxenes from the Platreef sequence suggest that it is stratigraphically equivalent to the Merensky Reef elsewhere in the Bushveld succession. In other words the Merensky Reef and the Platreef were derived from the same magma, which was enriched in platinum group metals.

The Platreef pyroxenite unit, ranging up to 250 metres in thickness, is thought to occur along a northerly trend through most of the property. PGM mineralization is associated with pyrrhotite, chalcopyrite and pentlandite variably distributed through the Platreef pyroxenites over thicknesses ranging to 100 or more metres. On the adjoining property held by a subsidiary of Anglo Platinum, deposits in the Platreef unit host 673.9 million tonnes in resources and reserves, containing approximately 54.2 million ounces of 4PGM (2003 Annual Report).

Anooraq’s previous drilling programs established a mineralized corridor extending from the southern boundary of farm Drenthe northward for approximately 2,100 metres. Drilling in 2004 on the Drenthe and Witrivier farms and the northern portion of the Overysel farm have traced mineralization for six kilometres, expanding the Drenthe deposit to the north and south and outlining a new deposit called Overysel North. Mineralization is open to the north and down-dip towards the west.

Using >1 g/t 3PGM as mineralized, on Overysel and southern Drenthe there is generally a single mineralized layer 15-20 metres thick. On the central and northern parts of the Drenthe farm, the mineralization >1.0 g/t 3PGM tend to be in thicker, semi-continuous “layers” that are typically 15-20 metres in thickness. There are also large areas where there are multiple layers; in places these coalesce, reaching thicknesses of 40-50 metres of >1.0 g/t 3PGM.

Since the 2003 preliminary assessment by RSG Global, the drilling database has been expanded four fold with over 45 kilometres of drilling now completed, as opposed to the 10 kilometres on which the RSG study was based. This drilling includes both infill holes aimed at increasing the confidence of the known resources, as well as step-out holes aimed at adding new resources.

This report describes a Preliminary Assessment based on an estimate of the mineral resources in the Drenthe and Overysel North deposits as outlined by drilling to mid September by GeoLogix (Pty) Ltd.

Concurrently, significant advances have been made concerning engineering, namely:

•	Three stages of mineralogical investigations that included PGM searches, modal analyses and thin section optical mineralogy work.

•	Two stages of metallurgical testwork aimed at process flowsheet design including communition work, rougher and cleaner testwork,

•	Mineralogical analysis of rougher concentrates and rougher tailings to examine metal occurrences and losses in these products.

•	Preparation of a scoping level process flowsheet including equipment selection and sizing, general layouts, capital and operating costs, and a process description.

•	Completion of a preliminary mine plan and production schedule

•	Completion of a preliminary cash flow and an examination of the financial returns.

The resulting mine plan consists of a northern pit on the Drenthe farm spanning 5.5 kilometres along the strike of the Platreef, and a smaller pit on the Overysel North farm spanning 2 kilometres of strike length. The maximum pit shell is some 700 metres wide and 300 metres deep.

Whittle 4D, an open pit modelling software, was used to produce an economic pit shell and outline an in-pit resource of 256 million tonnes grading 0.43 g/t Pt, 0.52 g/t Pd, 0.08 g/t Au, 0.11% Ni and 0.07% Cu. This pit was then capped for a mine life of 32 years to constrain a resource of 160 million tonnes grading 0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au, 0.12% Ni and 0.08% Cu. Cut-off grade is approximately US$10.50/t.

A mill throughput of 5 million tonnes per year (15,000 tonnes per day) was selected for this study. A standard average recovery was used for the study based on testwork completed to date. The metallurgical testwork will be completed for the pre-feasibility study which will allow variable recoveries for the individual elements to be applied. A minimum tails grade of 0.225 g/t was assumed so that any low grade material treated would have a lower recovery. As shown in the yearly cashflows, the head grade never falls low enough to reduce the recovery of the 3PGM components to less than the 75% recovery assumed. Smelter payment terms are based on industry average. The estimated capital cost is US$152.8 million. The estimated operating cost is US$9.52/tonne milled.

The 32-year pit will produce 4.23 million ounces of platinum, palladium and gold, recovered in concentrate, broken down as follows:

•	1.706 million oz Pt (53,340 oz per year)

•	2.209 million oz Pd (63,430 oz per year)

•	316,000 oz Au (9,890 oz per year)

•	319.9 million lb of Ni (9.98 million lb per year)

•	232.0 million lb of Cu (7.25 million lb per year)

A pre-tax cash flow schedule has been developed for the first 32 years based on the capital and operating costs developed above. The results continue to show robust returns for the Boikgantsho JV project, with an estimated net present value of US$138.8 million at a 10% discount rate and an internal rate of return of 25%. The project achieves payback after three years and three months after the start of milling operations.

19.	RECOMMENDATIONS

It is recommended that the project advance to a pre-feasibility stage with:

1.	Additional infill drilling to bring to the inferred resources to an indicated category

2.	Geotechnical drilling and analyses to define and optimize pit wall angles on the hangingwall.

3.	Continued metallurgical test work to refine the process flowsheet and to maximize project returns through increased metal recoveries at favourable concentrate grades.

4.	Better definition of the downstream processing of concentrates from the project.

5.	Structural geological modelling of the resource

6.	Environmental baseline monitoring

7.	Environmental studies, including evaluations of the acid generating potential of the tailings and waste rock

8.	Groundwater and surface water studies

9.	Detailed infrastructure studies

10.	Detailed site layouts for project facilities

11.	Geotechnical design of the major ancillary facilities such as the tailings storage area and rock waste disposal areas.

12.	An updated block model and resource estimate

13.	An updated mine plan complete with production ramps, push back schedules, stockpile schedules, and waste/ore balancing

14.	An updated production schedule and cash flow analysis

15.	Community discussions for socio-economic planning.

An engineering budget of approximately US$1 million is proposed for the completion of a pre-feasibility study of the Drenthe and Overysel North deposits in accordance with the proposed scope outlined above, as detailed in Table 21.

Table 21 Pre Feasibility Engineering Budget (Consultants) - Rand

Task	Budget (ZAR)
Block Model Update	150,000
Mine Planning	250,000
Metallurgy	600,000
Process Design	600,000
Environmental Baseline	300,000
Environmental Testing	500,000
Tailings Management	125,000
Infrastructure	150,000
Flood Studies	125,000
Water Resources Planning	300,000
Geotechnical	150,000
Metallurgical Drilling	2,500,000
Community Liaison	150,000
Third Party Review	300,000

Project Total	6,200,000

20.	REFERENCES

Anglo American Platinum Corporation 2003 Annual Report.

Sperinck, M., 2003, Preliminary Assessment of the Drenthe Deposit, Platreef Project, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, RSG Global, Perth Australia, for Anooraq Resources Corporation, filed on SEDAR.

Titley, E.D., 2000, Manual for Core Logging and Data Compilation on a Diamond Drilling Project, Anooraq Resources Corporation, Draft Internal Report.

Vermaakt, D. T., 2003, Technical Report on the Platreef PGM Project, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, GeoActiv (Pty) Ltd, Johannesburg, South Africa for Anooraq Resources Corporation, filed on SEDAR.

van der Heever, G.D. 2003, Report on the Mineral Resources, Drenthe Deposit, Platreef PGM Project, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, GeoLogix (Pty) Ltd, Johannesburg, South Africa for Anooraq Resources Corporation, filed on SEDAR.

van der Heever, G.D. 2004, Technical Report on the Mineral Resources, Boikgantsho Joint Venture, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, GeoLogix (Pty) Ltd, Johannesburg, South Africa for Anooraq Resources Corporation, filed on SEDAR.

Morgan, Sherwin (Mintek Laboratories), 2004, Mineralogical investigation of the base-metal sulfides and platinum-group minerals in flotation products of Anooraq’s Platreef Project, Republic of South Africa. Prepared for Anooraq Resources Corporation. Draft Internal Report.

Morgan, Sherwin and Bryson, Mike (Mintek Laboratories), 2004, Process Flowsheet Development for the Drenthe Platreef Project, Republic of South Africa. Prepared for Anooraq Resources Corporation. Internal Report.

Morgan, Sherwin (Mintek Laboratories), Feb. 2004, Characterization of Platreef Samples for Anooraq’s Platreef Project, Republic of South Africa. Prepared for Anooraq Resources Corporation.

Reeves, David (Hunter Dickinson), Nov. 2004, Mining Method Investigation of the Drenthe Deposit. Prepared for Anooraq Resources Corporation. Internal Report.

Downing Reynard and Associates, 2005, Interim Scoping Report on Anooraq’s Platreef Project, Republic of South Africa. Prepared for Anooraq Resources Corporation. Draft Internal Report.

21.	DATE

The effective date of this report is March 18, 2005.

22.	CERTIFICATES

Thomas Tulp.

Perth, Western Australia

Telephone: +(61 8) 9428 5000

Facsimile: +(61 8) 9428 5555

E-Mail: TTulp@hatch.com.au

I, Thomas Tulp, Associateship in Applied Geology, MAusIMM, do hereby certify that:

1.	I am currently employed as a Mining Consultant by: Hatch Associates Pty Ltd

2.	I graduated from the West Australian Institute of Technology with a Associateship in Applied Geology in 1968.

3.	I am a registered member of the Australian Institute of Mining and Metallurgy.

4.	I have worked as a geologist for the period 1968 to 1994 then in the application and training of open pit optimisation using Whittle 4D software.

5.	I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the application of Whittle 4D software to Anooraq’s data to identify an optimal pit based on the current economic inputs, which has been incorporated, in the technical report entitled “Preliminary Assessment Boikgantsho Joint Venture”, Northern Limb, Bushveld Igneous Complex, Northern Province, Republic of South Africa, February 2005 (the “Technical Report”) relating to the Drenthe property.

7.	I have considerable experience related to the optimisation and long term strategic planning of open pit mines.

8.	I have not visited the Boikgantsho Property.

9.	All input data, which includes the resource model, costs, prices, pit slopes, mine dilution and recovery, concentrator and smelter recoveries have all been supplied by D. Reeves for the Boikgantsho JV project.

10.	I personally supervised the preparation of the Whittle block model from the Datamine resource model supplied. I have reviewed the cashflow forecasts (and related mining cost assumptions) derived from the whittle analysis and am not aware of any material ommisions, the failure of which to disclose, makes these forecasts misleading.

11.	I am not aware of any other material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

12.	I am independent of the issuer, Anooraq Resources Corp., applying all of the tests in Section 1.5 of National Instrument 43-101.

13.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

14.	I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18 March 2005.

/s/ T. Tulp.
T.Tulp. Assoc. in Applied Geology, MAusIMM.

David M. Stone, P.Eng.

Minefill Services, Inc.

Bothell, Washington, USA

Telephone: (425) 486-0992

Facsimile: (425) 486-0882

E-Mail: dave@minefill.com

I, David M. Stone, P.Eng., do hereby certify that:

1.	I am currently employed as a Mining Consultant and President of Minefill Services, Inc., PO Box 725, Bothell, Washington, USA 98041.

2.	I graduated from the University of British Columbia with a Bachelors of Applied Science in Geological Engineering in 1980. In addition I have a Ph.D. in Civil Engineering from Queen’s University (1985) and an MBA from Queen’s University (2002).

3.	I am a licensed Professional Engineer (P.Eng.) in British Columbia (Reg # 15025) as well as numerous other Canadian and US jurisdictions.

4.	I have worked as a consulting mining engineer for the past 25 years, since graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for supervision and oversight of all the engineering and technical aspects of the technical report entitled “Preliminary Assessment Boikgantsho Joint Venture”, Northern Limb, Bushveld Igneous Complex, Northern Province, Republic of South Africa, February 2005 (the “Technical Report”) relating to the Drenthe property.

7.	I have considerable experience related to the preparation of engineering studies for open pit mines, including Preliminary Assessment reports, pre-feasibility and feasibility studies.

8.	I have visited the Boikgantsho Property on numerous occasions, most recently on February 3, 2005.

9.	I am independent of the issuer, Anooraq Resources Corp., applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 25-Day of February 2005.

/s/ David M. Stone
David M Stone, P.Eng.

David Reeves

Johannesburg South Africa

+27 11 884 1610

+27 11 884 1826

dave@mintrans.com

I, David Reeves, B.Eng. (Min), MAusIMM, ASIA, do hereby certify that:

1.	I am currently employed as a mining consultant by Hunter Dickinson Inc.

2.	I graduated from the University of New South Wales in 1991.

3.	I am a registered member of the Australian Institute of Mining and Metallurgy.

4.	I have worked as a mining engineer for a total of 14 years since graduation from University.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the technical report entitled “Preliminary Assessment Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Northern Province, Republic of South Africa, March 2005”.

7.	I have considerable experience related to the development and exploitation of mineral deposits in southern Africa, including being Project/Mine Manager for Zimbabwe Platinum Mines, Ngezi Opencast Mine for a period of 4 years.

8.	I have visited the Boikgantsho Joint Venture property on numerous occasions throughout the last year to review the surface features, drill core and site geological information.

9.	I have arranged and co-ordinated the input of Downing Reynard and Associates (DRA) with regards the process design, Mintek Laboratories with regards metallurgical testing, Hatch Associates Pty Ltd. with regards pit optimisations and Knight Piesold with regards environmental issues.

10.	I personally supervised the mining component and preparation of the cashflows for the Preliminary Assessment.

11.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

12.	I am not independent of the issuer, Anooraq Resources Corporation, as I am a holder in stock options in the company.

13.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

14.	I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th day of March, 2005.

/s/ David Reeves
David Reeves, AusIMM

P.O. Box 20 POTCHEFSTROOM
2520 Tel. +27 (0)18 290-5490 Fax: +27 (0)18 290-5486 Mobile: +27 (0)82 575 7240 e-mail: info@geologix.co.za Web: www.geologix.co.za

I, Gideon Johannes (Deon) Van Der Heever, Pr. Sci. Nat. do hereby certify that:

1.	I am currently employed as Executive Director by:

GeoLogix (Pty) Ltd Ltd.

P.O. Box 20

Potchefstroom

South Africa, 2520

2.	I graduated from the Rand Afrikaans University (RAU) with a Bachelor of Earth Sciences and B.Sc. (Hons.) in Geology in 1987.

3.	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP).

4.	I have worked as a geoscientist for a total of 15 years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the resource estimates for the Technical Report, Preliminary Assessment, Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Limpopo Province, Republic of South Africa, dated February 2005 (the “Technical Report”) relating to the Drenthe property. I visited the property June 17-18 and December 1-2, 2003 and regularly in 2004.

7.	I personally supervised the current resource estimate done used for completion of the Preliminary Assessment.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer, Anooraq Resources Corporation, applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Report with all provincial regulatory authorities.

Dated this 18 Day of March, 2005.

/s/ Deon Van Der Heever
Deon Van Der Heever Pr.Sci.Nat.

Directors : G.J. van der Heever, J.C. Pienaar, D.E. Briggs, A.M. Deiss

APPENDIX 1

MINERAL RESOURCE ESTIMATES

1.1.	Data

One hundred and eighty-one holes drilled from 1998 to mid September 2004 (Appendix 2) were provided in the database for the resource estimate. Of these, 107 holes were used for the estimate of the resources in Drenthe deposit and 64 holes were used for the estimate of the resources in the Overysel North deposit. Composite date is quite extensive so has not been included but is available upon request from Anooraq Resources.

Table 1. List of Drill Holes

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
DT-01	-12123.7	-2646122.0	1072.3
DT-02	-12071.2	-2646025.3	1071.3
DT-03	-12096.4	-2646225.0	1074.8
DT-04	-12066.8	-2646431.8	1077.1
DT-05	-11947.6	-2645959.3	1072.8
DT-06	-12111.4	-2646528.0	1077.1
DT-07	-12010.9	-2646435.8	1078.1
DT-08	-11949.1	-2645774.3	1069.4
PR-001	-12128.6	-2646521.8	1076.6
PR-002	-12028.7	-2646371.8	1077.3
PR-003	-12078.7	-2646371.8	1076.2
PR-004	-12028.6	-2646471.8	1078.1
PR-005	-12078.6	-2646471.8	1077.2
PR-006	-11978.9	-2646021.5	1073.9
PR-007	-12127.8	-2646470.5	1076.3
PR-008	-12028.7	-2646071.0	1074.1
PR-009	-11978.5	-2646421.8	1078.4
PR-010	-12079.5	-2646022.0	1070.7
PR-011	-12077.7	-2646422.0	1076.7
PR-012	-11928.2	-2645596.5	1076.2
PR-013	-12125.1	-2646418.8	1075.9
PR-014	-12082.2	-2645918.3	1070.3
PR-015	-12080.1	-2646320.0	1075.8
PR-016	-11977.6	-2646321.5	1077.9
PR-017	-12028.8	-2645397.3	1077.2
PR-018	-12029.1	-2646272.5	1076.4
PR-019	-11978.6	-2646221.5	1077.3
PR-020	-12076.7	-2645151.0	1079.2
PR-021	-12128.3	-2646271.8	1074.4
PR-022	-12028.1	-2646171.8	1075.7
PR-023	-12127.7	-2646370.3	1075.2
PR-024	-12080.8	-2644876.0	1082.9
PR-025	-11917.5	-2644698.8	1085.3

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
PR-026	-11824.2	-2644506.8	1087.7
PR-027	-11841.6	-2644270.0	1090.5
PR-028	-11834.5	-2644071.8	1093.4
PR-029	-11852.3	-2642695.5	1115.1
PR-030	-11828.0	-2642496.8	1121.8
PR-031	-11814.7	-2642898.0	1111.4
PR-032	-11846.7	-2643097.8	1107.5
PR-033	-11825.2	-2643306.0	1104.5
PR-034	-12029.0	-2642297.0	1141.5
PR-035	-11998.3	-2642115.3	1154.9
PR-036	-12071.2	-2645151.3	1079.3
PR-037	-12352.9	-2640295.5	1130.5
PR-038	-13387.9	-2635126.3	1095.1
PR-039	-12463.4	-2640294.3	1080.0
PR-040	-11997.8	-2645252.3	1080.0
PR-041	-12075.2	-2645255.8	1080.0
PR-042	-11990.6	-2645301.0	1080.0
PR-043	-11998.9	-2645204.8	1080.0
PR-044	-12079.8	-2645783.0	1080.0
PR-045	-12080.8	-2645830.5	1080.0
PR-046	-12080.8	-2645879.3	1080.0
PR-047	-11979.1	-2645702.0	1080.0
PR-048	-11979.2	-2645595.8	1080.0
PR-049	-11979.3	-2645490.5	1080.0
PR-050	-11981.3	-2645489.5	1080.0
PR-051	-12182.0	-2646698.8	1076.3
PR-052	-12078.0	-2646788.0	1078.5
PR-053	-12135.5	-2646900.0	1080.0
PR-054	-12138.5	-2646900.0	1077.6
PR-055	-12252.1	-2646999.5	1075.5
PR-056	-12302.6	-2647092.8	1074.8
PR-057	-12078.3	-2646700.8	1078.0
PR-058	-12369.3	-2647195.5	1073.4
PR-059	-12418.5	-2647296.0	1072.7
PR-060	-11040.6	-2647094.5	1095.8
PR-061	-12494.0	-2647400.5	1071.5
PR-062	-12130.7	-2646173.3	1072.5
PR-063	-12524.2	-2647498.8	1071.0
PR-064	-11976.5	-2645830.5	1072.7
PR-065	-12082.2	-2645700.0	1075.5
PR-066	-10986.2	-2647000.8	1097.0
PR-067	-12579.4	-2647599.0	1069.9
PR-068	-11977.3	-2645783.8	1073.5
PR-069	-12672.4	-2647602.8	1068.7
PR-070	-12071.5	-2645593.3	1076.1
PR-071	-10939.7	-2646899.3	1097.5
PR-072	-12625.8	-2647501.0	1069.8

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
PR-073	-12080.7	-2645482.8	1076.5
PR-074	-11931.2	-2645397.5	1077.7
PR-075	-11801.5	-2644959.3	1083.2
PR-076	-12570.4	-2647398.0	1070.6
PR-077	-11901.4	-2645298.0	1078.8
PR-078	-11800.7	-2644958.3	1083.1
PR-079	-12516.3	-2647296.5	1071.3
PR-080	-11040.2	-2646895.0	1096.2
PR-081	-11781.0	-2644873.8	1084.1
PR-082	-11173.2	-2647299.8	1093.3
PR-083	-11876.9	-2645251.8	1079.2
PR-084	-11879.6	-2644876.8	1083.9
PR-085	-12468.8	-2647200.5	1072.0
PR-086	-11240.9	-2647401.5	1092.6
PR-087	-10884.1	-2646799.3	1098.8
PR-088	-11903.2	-2645148.8	1079.8
PR-089	-12402.8	-2647099.3	1072.7
PR-090	-11881.0	-2644789.8	1084.7
PR-091	-11274.4	-2647308.5	1091.5
PR-092	-10834.0	-2646800.0	1099.5
PR-093	-12000.7	-2645051.3	1081.0
PR-094	-11780.5	-2644786.8	1085.4
PR-095	-12319.4	-2647001.0	1074.6
PR-096	-11338.4	-2647403.5	1090.8
PR-097	-12235.3	-2646899.0	1076.2
PR-098	-10783.8	-2646799.3	1100.4
PR-099	-11767.3	-2644700.8	1086.3
PR-100	-12176.1	-2646786.8	1076.9
PR-101	-10784.7	-2646700.8	1099.7
PR-102	-11900.4	-2645050.5	1081.5
PR-103	-11304.4	-2647500.3	1091.7
PR-104	-12025.7	-2646517.0	1078.4
PR-105	-11724.9	-2644599.8	1087.8
PR-106	-11404.5	-2647499.8	1089.7
PR-107	-12049.1	-2646599.3	1078.5
PR-108	-11900.3	-2644959.0	1083.0
PR-109	-11724.2	-2644500.8	1088.8
PR-110	-12151.2	-2646599.0	1076.8
PR-111	-11357.0	-2647599.3	1091.5
PR-112	-10756.7	-2646601.5	1099.1
PR-113	-11460.9	-2647603.8	1089.2
PR-114	-11701.2	-2644396.8	1090.2
PR-115	-11095.6	-2647198.8	1094.8
PR-116	-11828.8	-2644599.3	1086.7
PR-117	-11383.3	-2647700.5	1091.5
PR-118	-11195.0	-2647201.3	1093.0
PR-119	-11700.4	-2644267.8	1092.0

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
PR-120	-11421.8	-2647798.8	1090.5
PR-121	-11421.2	-2647798.0	1090.6
PR-122	-11141.5	-2647101.5	1093.9
PR-123	-11801.5	-2644399.5	1089.1
PR-124	-11690.0	-2644169.3	1093.6
PR-125	-11084.7	-2647000.3	1095.2
PR-126	-11787.8	-2644169.3	1092.2
PR-127	-11501.2	-2647900.5	1089.3
PR-128	-11684.5	-2644069.8	1094.9
PR-129	-11576.0	-2647998.3	1088.6
PR-130	-10882.0	-2646699.0	1098.1
PR-131	-11680.4	-2643969.3	1096.5
PR-132	-11676.2	-2643897.3	1097.4
PR-133	-11570.8	-2648046.3	1088.9
PR-134	-10704.4	-2646497.0	1099.4
PR-135	-11671.9	-2648045.8	1086.8
PR-136	-11682.9	-2643797.3	1098.5
PR-137	-10675.9	-2646396.8	1099.6
PR-138	-11781.3	-2643968.0	1095.4
PR-139	-11683.3	-2643697.5	1099.7
PR-139D1	-11683.3	-2643697.5	1099.7
PR-140	-11656.6	-2648001.3	1087.0
PR-141	-10775.7	-2646409.3	1097.8
PR-142	-11683.5	-2643598.5	1100.9
PR-143	-10804.7	-2646496.8	1097.6
PR-144	-11697.6	-2643499.5	1102.3
PR-145	-11600.1	-2647900.3	1087.5
PR-146	-10857.6	-2646599.8	1097.6
PR-147	-11782.4	-2643699.9	1098.4
PR-148	-11549.1	-2647898.3	1087.8
PR-149	-11518.0	-2647798.8	1088.2
PR-150	-11781.4	-2643797.9	1097.1
PR-151	-11726.3	-2643398.8	1103.8
PR-152	-11477.6	-2647697.6	1089.0
PR-153	-11777.9	-2643889.7	1096.2
PR-154	-11470.4	-2647799.6	1089.5
PR-155	-11429.2	-2647699.7	1090.2
PR-156	-11616.1	-2647999.1	1087.8
PR-157	-11627.1	-2643968.7	1097.1
PR-158	-11725.1	-2643967.9	1095.6
PR-159	-11733.2	-2644068.9	1094.1
PR-160	-11632.0	-2644065.2	1095.8
PR-161	-11638.4	-2644170.9	1094.2
PR-162	-11738.1	-2644169.8	1092.5
PR-163	-11753.4	-2644270.5	1091.2
PR-164	-11649.2	-2644269.9	1092.6
PR-165	-11749.9	-2644400.3	1089.9

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
PR-166	-11651.3	-2644399.0	1091.0
PR-167	-11848.6	-2644398.6	1088.7
PR-168	-11670.4	-2644497.4	1089.6
PR-169	-11825.8	-2644499.5	1087.7
PR-170	-11875.3	-2644499.2	1087.3
PR-171	-11924.9	-2644499.5	1087.0
PR-172	-11676.3	-2644600.1	1088.3
PR-173	-11777.2	-2644598.3	1087.1

1.2.	Data Verification

The drill data was supplied in assay, lithology, collar and survey files. Drill data verification was done to search for errors such as overlaps, faulty locations or more obvious capturing mistakes. The drill hole data verification confirmed the following:

•	Collar locations were accurate.

•	Grade data was consistent with the lithological characteristics of the corresponding core.

•	Assay from’s and to’s were clear of breaks or overlaps.

•	Variograms show anisotropy between vertical and lateral directions.

•	Variogram parameters were not contradictory with the geology.

•	The de-surveyed drill hole file proved to be accurate

1.3.	Geology Model

Sections every 50 to 100 metres were supplied by the on-site exploration geologists in digital format. These, together with the drill hole information, were used to create wireframes defining a digital envelope or “shell” of the deposit.

The model was started with a topographical digital terrain model (DTM) of the surface area of the deposit. Next a DTM was produced to define the basement rocks. Three more DTMs defining the degree of weathering were created. Waste wireframes were also prepared to exclude dykes, faults and other ore losses from the volume containing ore.

The ore wireframe volumes were subsequently filled with empty blocks measuring 50 metres x 10 metres x 5 metres in X, Y and Z to best suit the orientation of the Platreef. Block size was also chosen to fit the data spacing so as to minimize the estimation error. The blocks were coded to signify the different rock types as ore, dykes, basement, strongly weathered, moderately weathered, weakly weathered and air (used for pit optimisation). The weathering information will be used for engineering studies.

1.4.	Naïve Statistics

The drill holes were composited to regular 1 metre lengths. The grade distribution of the composited borehole data was determined to be log-normal in all cases of Pt, Pd, Au, Cu and Ni.

Figure 1 - Plot of frequency versus Pt in ppb

Figure 2 - Plot of frequency versus Pd in ppb

Figure 3 - Plot of frequency versus Au in ppb

Figure 4 - Plot of frequency versus Cu in ppm

Figure 5 - Plot of frequency versus Ni in ppm

The univariate statistics of the data are tabulated below:

Table 2. Univariate statistical summary of PGM, Cu and Ni grades

	Pt	Pd	Au	Cu	Ni
	ppb			ppm
TOTAL NUMBER OF RECORDS	36215	36215	36215	36215	36215
NUMBER OF SAMPLES	32099	32099	32099	31515	31917
NUMBER OF MISSING VALUES	4116	4116	4116	4700	4298
MAXIMUM	8900	6054	2140	7190	14110
MINIMUM	1	1	1	10	10
MEAN	176	214	31	292	477
VARIANCE	121200	170300	3960	196500	433400
STANDARD DEVIATION	348	413	63	443	658
STANDARD ERROR	1.94	2.30	0.35	2.50	3.69
SKEWNESS	4.71	3.96	6.25	3.19	3.04
KURTOSIS	41.8	23.3	88.8	15.6	17.0
GEOMETRIC MEAN	37.9	43.9	8.6	127.2	222.5
SUM OF LOGS	116719	121385	69139	152722	172510
MEAN OF LOGS	3.64	3.78	2.15	4.85	5.41
LOGARITHMIC VARIANCE	3.69	3.97	2.55	1.65	1.65
LOG ESTIMATE OF MEAN	240	319	31	290	507

Also see the Box-Whisker plot (Figure 6). The caps at the end of each box indicate the extreme values (minimum and maximum), the box is defined by the lower and upper quartiles, and the line in the centre of the box is the median.

Figure 6 - Plot of range of values of each element, Pt (ppb), Pd (ppb), Au (ppb), Cu (ppm), Ni (ppm)

1.5.	Variography

Directional 3D experimental variograms were created for all individual elements in the following order: Pt, Pd, Au, Ni and Cu (Figures 7-11). A variogram for 3PGM was also produced (Figure 12). The data file was composited into 1 metre lengths.

The plane of the variogram was rotated to be orientated in the average plane of the ore body. The Rotations used were 5º Around the Z-axis and then 40º around the X-axis. The variograms were calculated in 22.5º steps starting at 0º. No lateral anisotropy could be established and two structure isotropic variogram models were fitted to the experimental semi-variograms (Table 3).

Table 3. Semi-variogram model parameters

		1st Structure				2nd Structure
Variogram	Nugget	Range X	Range Y	Range Z	Sill	Range X	Range Y	Range Z	Sill
Pt	0.599	68	68	68	0.363	204	204	204	0.030
Pd	0.613	68	68	68	0.349	103	103	103	0.047
Au	0.480	65	65	65	0.296	198	198	198	0.060
Ni	0.328	68	68	68	0.284	198	198	198	0.076
Cu	0.428	63	63	63	0.224	198	198	198	0.078
3PGM	0.547	68	68	68	0.312	126	126	126	0.084

Figure 7 – Platinum

Figure 8 – Palladium

Figure 9 - Gold

Figure 10 – Nickel

Figure 11 – Copper

Figure 12 – 3PGM

1.6.	Modelling Parameters

The resource estimation was done by ordinary kriging. The following parameters were used:

Table 4. Modelling parameters

Grades	Pt, Pd, Au, Cu, Ni
Method	Ordinary Kriging
Search radius	133x133x3 m (in X,Y,Z directions, respectively)
Model block size	50x20x5 m (X,Y,Z)
Block discretisation	5x2x1 points per block (X,Y,Z)
Grade data	Borehole data composited into 1m regular samples
Number of data points	10-40 data points per estimate (min – max)
Density	3.00 t/m³

Different iterations with changes in the Numbers of samples and upward and downward changes in the thickness of the search criteria were tested. The final parameters were decided on in conjunction with the on-site exploration geologists.

The grade model was assessed visually for correct intersection with the dyke and correct termination against topography. Grades were visually checked against boreholes. Three iterations were completed before the final model was accepted.

1.7.	Model Results

The results of the estimation in the various resource areas based on the model are listed in Table 5.

Resource estimates were done at various gross metal value per tonne (GMV/t) cut-offs. The GMV/t value is the sum of Pt, Pd, Au, Cu and Ni grades multiplied by the requisite metal price for each commodity. Metal prices used are listed below:

Pt – US$650/oz;

Pd – US$250/oz;

Au – US$375/oz;

Ni – US$4/lb;

Cu – US$1/lb.

The US$20 gross metal value per tonne (GMV/t1) cut-off was considered the base case at the time the resource estimates were done. Details of the resources in the weathered and unweathered horizons are tabulated below. The total weathered and unweathered resources is used in the preliminary assessment.

Table 5. Results of Resource Estimates

INDICATED WEATHERED

OVERYSEL NORTH – Segment 2

GMV Cut-off	TONNES	Pt	Pd	Au	3PGM	Ni	Cu
$	t	Grams/ton				%
10	5,961,000	0.46	0.55	0.06	1.08	0.08	0.05
15	4,195,500	0.56	0.66	0.08	1.30	0.09	0.05
20	2,844,000	0.67	0.79	0.09	1.54	0.10	0.06
25	1,719,000	0.81	0.95	0.10	1.86	0.11	0.07
30	1,015,500	0.98	1.14	0.12	2.23	0.12	0.08

OVERYSEL NORTH – Segment 1

10	1,621,500	0.47	0.48	0.07	1.02	0.06	0.03
15	1,006,500	0.60	0.61	0.08	1.29	0.07	0.04
20	612,000	0.74	0.74	0.10	1.58	0.08	0.05
25	450,000	0.81	0.82	0.11	1.75	0.08	0.05
30	240,000	0.89	1.02	0.12	2.03	0.10	0.06

DRENTHE

10	18,145,500	0.39	0.43	0.07	0.89	0.10	0.06
15	12,660,000	0.48	0.52	0.08	1.08	0.12	0.07
20	9,394,500	0.55	0.59	0.09	1.22	0.13	0.08
25	6,183,000	0.63	0.67	0.10	1.41	0.15	0.09
30	4,024,500	0.72	0.75	0.12	1.59	0.16	0.10

TOTAL INDICATED WEATHERED

10	25,728,000	0.41	0.46	0.07	0.94	0.09	0.06
15	17,862,000	0.51	0.56	0.08	1.15	0.11	0.07
20	12,850,500	0.58	0.64	0.09	1.31	0.12	0.08
25	8,352,000	0.68	0.74	0.10	1.52	0.14	0.09
30	5,280,000	0.78	0.84	0.12	1.73	0.15	0.10

INFERRED WEATHERED

OVERYSEL NORTH – Segment 2

GMV Cut-off	TONNES	Pt	Pd	Au	3PGM	Ni	Cu
$	t	Grams/ton				%
10	1,003,500	0.40	0.53	0.06	0.98	0.09	0.05
15	657,000	0.49	0.63	0.08	1.20	0.11	0.06
20	409,500	0.60	0.74	0.09	1.44	0.13	0.07
25	195,000	0.81	0.94	0.13	1.87	0.18	0.09
30	127,500	0.96	1.07	0.16	2.18	0.22	0.12

OVERYSEL NORTH – Segment 1

10	220,500	0.57	0.68	0.08	1.32	0.06	0.04
15	183,000	0.62	0.76	0.08	1.45	0.07	0.04
20	139,500	0.69	0.84	0.09	1.61	0.07	0.05
25	105,000	0.73	0.92	0.10	1.75	0.08	0.05
30	63,000	0.79	1.00	0.11	1.91	0.08	0.05

DRENTHE

10	13,569,000	0.31	0.37	0.05	0.73	0.10	0.05
15	8,490,000	0.41	0.48	0.07	0.96	0.12	0.07
20	5,499,000	0.50	0.56	0.08	1.15	0.13	0.08
25	3,406,500	0.60	0.65	0.09	1.34	0.15	0.09
30	2,145,000	0.67	0.73	0.10	1.50	0.16	0.10

TOTAL INFERRED WEATHERED

10	14,793,000	0.32	0.38	0.05	0.76	0.10	0.05
15	9,330,000	0.42	0.49	0.07	0.99	0.12	0.07
20	6,048,000	0.52	0.58	0.08	1.18	0.13	0.08
25	3,706,500	0.61	0.67	0.10	1.38	0.15	0.09
30	2,335,500	0.69	0.76	0.11	1.55	0.16	0.10

INDICATED UNWEATHERED

OVERYSEL NORTH – Segment 2

GMV Cut-off	TONNES	Pt	Pd	Au	3PGM	Ni	Cu
$	t	Grams/tonne				%
10	63,307,500	0.47	0.62	0.07	1.16	0.08	0.05
15	45,983,500	0.57	0.74	0.08	1.39	0.09	0.06
20	32,592,500	0.66	0.86	0.10	1.62	0.10	0.06
25	22,733,000	0.76	0.98	0.11	1.85	0.12	0.07
30	15,029,000	0.87	1.10	0.13	2.10	0.13	0.08

OVERYSEL NORTH – Segment 1

10	20,874,000	0.46	0.59	0.07	1.11	0.06	0.04
15	12,865,500	0.59	0.77	0.08	1.44	0.07	0.05
20	8,373,000	0.71	0.94	0.10	1.75	0.09	0.05
25	6,072,000	0.79	1.06	0.11	1.97	0.09	0.06
30	4,021,500	0.89	1.21	0.13	2.23	0.10	0.07

DRENTHE

10	276,385,000	0.35	0.42	0.06	0.84	0.10	0.06
15	183,208,000	0.44	0.53	0.08	1.05	0.12	0.08
20	122,845,000	0.53	0.63	0.09	1.25	0.14	0.09
25	82,874,000	0.61	0.72	0.11	1.44	0.15	0.10
30	53,577,000	0.70	0.81	0.12	1.63	0.17	0.11

TOTAL INDICATED UNWEATHERED

10	360,566,500	0.38	0.47	0.06	0.91	0.09	0.06
15	242,057,000	0.47	0.58	0.08	1.14	0.11	0.07
20	163,810,500	0.57	0.69	0.09	1.35	0.13	0.08
25	111,679,000	0.65	0.79	0.11	1.55	0.14	0.09
30	72,627,500	0.75	0.89	0.12	1.76	0.16	0.10

INFERRED UNWEATHERED

OVERYSEL NORTH – Segment 2

GMV Cut-off	TONNES	Pt	Pd	Au	3PGM	Ni	Cu
$	t	Grams/tonne				%
10	24,414,000	0.48	0.65	0.07	1.21	0.08	0.05
15	17,793,000	0.58	0.78	0.09	1.44	0.09	0.06
20	13,284,000	0.66	0.89	0.10	1.65	0.11	0.07
25	9,805,500	0.74	0.99	0.11	1.84	0.12	0.07
30	6,685,500	0.83	1.10	0.12	2.05	0.13	0.08

OVERYSEL NORTH – Segment 1

10	4,191,000	0.39	0.54	0.06	0.99	0.06	0.04
15	2,406,750	0.50	0.73	0.08	1.31	0.07	0.05
20	1,611,000	0.58	0.85	0.09	1.52	0.08	0.06
25	1,141,500	0.63	0.94	0.09	1.67	0.08	0.06
30	571,500	0.69	1.03	0.10	1.83	0.09	0.06

DRENTHE

10	209,992,000	0.30	0.37	0.06	0.73	0.11	0.06
15	129,828,000	0.40	0.48	0.07	0.96	0.13	0.08
20	83,141,000	0.49	0.58	0.09	1.16	0.15	0.09
25	54,617,000	0.57	0.67	0.10	1.34	0.17	0.11
30	35,868,000	0.65	0.74	0.11	1.50	0.18	0.12

TOTAL INFERRED UNWEATHERED

10	238,597,000	0.32	0.41	0.06	0.78	0.10	0.06
15	150,027,750	0.42	0.52	0.07	1.02	0.12	0.07
20	98,036,000	0.52	0.63	0.09	1.24	0.14	0.09
25	65,564,000	0.60	0.72	0.10	1.42	0.16	0.10
30	43,125,000	0.68	0.80	0.11	1.59	0.17	0.11

INDICATED WEATHERED AND UNWEATHERED

OVERYSEL NORTH Segment 2

GMV/t Cut-off	Tonnes	Pt	Pd	Au	3PGM	Ni	Cu
$	t	g/t				%
10	69,268,500	0.47	0.61	0.07	1.15	0.08	0.05
15	50,179,000	0.57	0.73	0.08	1.38	0.09	0.06
20	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06
25	24,452,000	0.76	0.98	0.11	1.85	0.12	0.07
30	16,044,500	0.87	1.11	0.13	2.11	0.13	0.08

OVERYSEL NORTH Segment 1

10	22,495,500	0.46	0.58	0.07	1.11	0.06	0.04
15	13,872,000	0.59	0.76	0.08	1.43	0.07	0.05
20	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05
25	6,522,000	0.79	1.04	0.11	1.95	0.09	0.06
30	4,261,500	0.89	1.20	0.13	2.22	0.10	0.07

DRENTHE

10	294,530,500	0.36	0.42	0.06	0.84	0.10	0.06
15	195,868,000	0.45	0.53	0.08	1.05	0.12	0.08
20	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09
25	89,057,000	0.61	0.71	0.11	1.43	0.15	0.10
30	57,601,500	0.70	0.80	0.12	1.62	0.17	0.11

TOTAL INDICATED WEATHERED AND UNWEATHERED

10	386,294,500	0.38	0.47	0.06	0.91	0.09	0.06
15	259,919,000	0.48	0.58	0.08	1.14	0.11	0.07
20	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08
25	120,031,000	0.65	0.78	0.11	1.55	0.14	0.09
30	77,907,500	0.75	0.89	0.12	1.75	0.16	0.10

INFERRED WEATHERED AND UNWEATHERED

OVERYSEL NORTH – Segment 2

GMV/t Cut-off	Tonnes	Pt	Pd	Au	3PGM	Ni	Cu
$	t	g/t				%
10	25,417,500	0.48	0.64	0.07	1.20	0.08	0.05
15	18,450,000	0.58	0.77	0.09	1.44	0.10	0.06
20	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07
25	10,000,500	0.74	0.99	0.11	1.84	0.12	0.07
30	6,813,000	0.83	1.10	0.12	2.05	0.13	0.08

OVERYSEL NORTH – Segment 1

10	4,411,500	0.40	0.55	0.06	1.01	0.06	0.04
15	2,589,750	0.51	0.73	0.08	1.32	0.07	0.05
20	1,750,500	0.59	0.85	0.09	1.52	0.08	0.05
25	1,246,500	0.64	0.94	0.09	1.67	0.08	0.06
30	634,500	0.70	1.03	0.11	1.84	0.09	0.06

DRENTHE

10	223,561,000	0.30	0.37	0.06	0.73	0.11	0.06
15	138,318,000	0.40	0.48	0.07	0.96	0.13	0.07
20	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09
25	58,023,500	0.58	0.66	0.10	1.34	0.16	0.10
30	38,013,000	0.65	0.74	0.11	1.50	0.18	0.12

TOTAL INFERRED WEATHERED AND UNWEATHERED

10	253,390,000	0.32	0.40	0.06	0.78	0.10	0.06
15	159,357,750	0.42	0.52	0.07	1.02	0.12	0.07
20	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09
25	69,270,500	0.60	0.72	0.10	1.42	0.16	0.10
30	45,460,500	0.68	0.80	0.11	1.59	0.17	0.11

1.8.	Discussion of the Resource Classification

The resources were classified using the variogram range developed from the drill hole data (a variogram is a graph which describes the variance of the samples in a deposit as a function of distance). The range for indicated resources is up to 133 metres from drill data, and for inferred resources, up to 266 metres. Beyond 266 metres no estimate was made.

1.9.	Supplementary information

3PGM refers to the sum of Pt, Pd and Au. Rhodium is omitted because it has not been assayed in some drill core in the past and the percentage metal value is insignificantly low. The density of the pyroxenite rocks has been determined by from laboratory bulk density testing to be 3.00 t/m³. Coordinates are stated in the LO29 coordinate system based on WGS84.

Measurement units used in the case of Pt, Pd and Au is in parts per billion (ppb) and parts per million (ppm) for Cu and Ni.

1.10.	Conclusions

The exploration program undertaken by Anooraq resources has yielded a dataset that is highly appropriate to the Platreef. The drill hole spacing that has been attained has boosted the confidence of the resource in the Drenthe deposit and outlined further mineralization in the Overysel North deposit. The Platreef can be reasonably expected to continue down-dip below the quoted resources. Therefore, further exploration to the north of Drenthe and down dip of both deposits should add to the resource.

Given the geology of the Bushveld Complex in general, and the demonstrated depth extent of Platreef in the region, comparable grades are highly likely at depth.